  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1995
                                                        REGISTRATION NO. 33-
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              II-VI INCORPORATED
            (Exact name of registrant as specified in its charter)
                                ---------------
            PENNSYLVANIA                            25-1214948
    (State or other jurisdiction                 (I.R.S. Employer
  of incorporation or organization)             Identification No.)

                                                  CARL J. JOHNSON
                                            CHAIRMAN OF THE BOARD AND
                                             CHIEF EXECUTIVE OFFICER
                                                 II-VI INCORPORATED
       375 SAXONBURG BOULEVARD                375 SAXONBURG BOULEVARD
    SAXONBURG, PENNSYLVANIA 16056          SAXONBURG, PENNSYLVANIA 16056
            412-352-4455                           412-352-4455
    (Address, including ZIP code,       (Name, address, including ZIP code,
   and telephone number, including      and telephone number, including area
      area code, of Registrant's            code, of agent for service)
     principal executive offices)

                                  COPIES TO:

    Robert D. German, Esq.                   Ronald Basso, Esq.                        Michael C. McLean, Esq.
 Sherrard,German & Kelly, P.C.     Buchanan Ingersoll Professional Corporation        Kirkpatrick & Lockhart LLP
 35th Floor, One Oliver Plaza     One Oxford Centre,  301 Grant Street, 20th Floor       1500 Oliver Building
Pittsburgh, Pennsylvania 15222         Pittsburgh, Pennsylvania 15219-1410           Pittsburgh, Pennsylvania 15222
       412-355-0200                              412-562-3943                                412-355-6458
     FAX 412-261-6221                          FAX 412-562-1041                            FAX 412-355-6501

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.                                                              [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.                       [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                     [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                      [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                             [_]
                        CALCULATION OF REGISTRATION FEE
===============================================================================

                                           PROPOSED        PROPOSED
    TITLE OF EACH           AMOUNT         MAXIMUM          MAXIMUM
 CLASS OF SECURITIES        TO BE       OFFERING PRICE     AGGREGATE          AMOUNT OF
   TO BE REGISTERED     REGISTERED(1)    PER UNIT(2)   OFFERING PRICE(2) REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------
 Common Stock, no par
  value                1,150,000 shares    $20.125        $23,143,750          $7,981

===============================================================================
(1) Includes 150,000 shares subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee.
(3) Pursuant to Rule 457(c), the registration fee is calculated based upon the average of the high and low prices for the Common Stock reported on the Nasdaq National Market on September 15, 1995.
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 1995

PROSPECTUS
----------
                                1,000,000 Shares
                           [II-VI Incorporated LOGO]
                                  Common Stock
                                   ----------

  All of the shares of Common Stock offered hereby are being sold by II-VI Incorporated. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "IIVI." On September 15, 1995, the last reported sale price of the Common Stock was $19.75 per share. See "Price Range of Common Stock."

                                  ----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES OF COMMON STOCK.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================

                                                         UNDERWRITING          PROCEEDS
                                       PRICE TO          DISCOUNTS AND            TO
                                        PUBLIC          COMMISSIONS(1)        COMPANY(2)
----------------------------------------------------------------------------------------
Per Share........................       $                   $                   $
----------------------------------------------------------------------------------------
Total(3).........................     $                   $                   $

================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company, estimated at $300,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $      , $        and $       , respectively. See "Underwriting."
                                  ----------

  The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be
made in New York, New York, on or about        , 1995.

                                  ----------

ADVEST, INC.                                                     CRUTTENDEN ROTH
                                                                   INCORPORATED

                The date of this Prospectus is            , 1995

LASER PROCESSING IS INCREASING IN MANY INDUSTRIES

          [PHOTO]                                   [PHOTO]
[GRAPHIC: Insulated window              [GRAPHIC: Full shot of automobile
construction diagram with inset         with insets showing laser cutting
showing laser welded multi-pane         and welding of body parts]
spacer]

Building Components. Manufacturers      Automotive. Car manufacturers worldwide
of building products use lasers in      increasingly use CO\\2\\ and YAG
high speed, automated production of     lasers in cutting, welding, drilling,
insulated window parts and electrical   balancing, cladding, ablating and
components. The inset shows the         heat treating operations. Lasers
CO\\2\\ laser welded spacer used in     enable high quality, low cost, fast
multi-pane window construction.         and accurate production. Lasers also
                                        facilitate rapid change-overs, methods
                                        simplification, efficient process
                                        sequencing and computer control on high
                                        throughput production lines.









          [PHOTO]                                   [PHOTO]
[GRAPHIC: Photo of precision cut,       [GRAPHIC: Picture of modular office
complex shape foldup boxes with inset   arrangement with inset showing cutting
showing a laser cut die-board that      of sheet metal parts]
holds the steel rules used to cut,
crease and/or emboss cardboard
cutouts.]

Packaging. CO\\2\\ lasers are employed  Office Furniture. Laser cutting and
to cut complex grooves in die-boards    welding provide commercial equipment
used as templates by manufacturers of   producers with flexible, easily
cardboard packaging. The die-board      configurable, low cost prototyping
grooves hold steel rules which cut,     and production methods that minimize
crease or emboss simple or intricate    post-processing steps such as deburring
foldup boxes. Lasers have               and grinding which are often required
substantially increased quality and     after traditional cutting and welding
reduced tooling costs in the die-board  operations.
packaging industry, enabling efficient
production of numerous custom
packaging designs.

                                                        [PHOTO]

                                        [GRAPHIC: Picture of razor and
                                        package with inset showing details
                                        of laser micro-welded blade assembly]

                                        Consumer Products. Many household
                                        items such as appliances, electronics
                                        and personal care products are
                                        manufactured using lasers. The inset
                                        depicts a YAG laser micro-welded multi-
                                        blade razor assembly, an example
                                        of the precise, repeatable, non-contact
                                        and high throughput features of
                                        laser processing.







                [PHOTO]                                 [PHOTO]

[GRAPHIC: Collection of cereal boxes    [GRAPHIC: Picture of motorcycle
with inset showing closeup of a         with inset showing the cutting of
"date code"]                            sheet metal parts]

Product Identification. Food,           Recreation. Manufacturers of
beverage and pharmaceutical packagers   recreational vehicles utilize
use CO\\2\\ lasers to reliably and      lasers for quick change, easily
indelibly identify and date consumer    configurable cutting, trimming
products. Permanent, deep marking of    and welding of metal parts to
metal parts with YAG lasers is also     achieve flexible manufacturing
becoming more common in equipment,      and a degree of customization to
machinery and automotive                meet customer-specified design
manufacturing.                          features. Similar laser processing
                                        is used in the manufacture of home
                                        maintenance vehicles such as lawn
                                        mowers and garden tractors.

II-VI INCORPORATED...
LASER OPTICS AND
GAMMA RAY PRODUCTS

[PHOTO]
[GRAPHIC: Photo of a collection of infrared optics and components] Infrared Optics and Components

[PHOTO]
[GRAPHIC: Photo of a collection of YAG laser gain rods.]
YAG Components

[PHOTO]
[GRAPHIC: Photo of infrared camera lens assembly]
Infrared Camera Lens Assembly

[PHOTO]
[GRAPHIC: Photo of CdZnTe substrates for infrared focal plane arrays] Substrates for Focal Plane Arrays

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including the consolidated financial statements and the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

  II-VI Incorporated ("II-VI" or the "Company"), designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray instruments and applications. The Company believes that it supplies more than half of the infrared optics used in high-power CO/2/ (carbon dioxide) lasers for industrial processing worldwide. The Company's infrared products also are used for commercial and military sensing systems. The Company's near infrared and visible light products are used in industrial, scientific and medical instruments and solid-state YAG (Yttrium Aluminum Garnet) lasers. Frequency doubling and single crystal substrate materials produced by the Company are utilized as building blocks in the emerging blue light laser market segment. II-VI also is developing and marketing solid state x-ray and gamma-ray products for the nuclear radiation detection industry. The Company's products are produced utilizing proprietary processes and specialized equipment that are complex and difficult to duplicate. The majority of the Company's revenues are attributable to the sale of optical devices and components for the laser processing industry.

  Applications for laser processing are increasing worldwide as manufacturers seek solutions to increasing demands for quality, precision, speed, throughput, flexibility, automation and cost control. High-power CO/2/ and YAG lasers provide these benefits in a wide variety of cutting, welding, drilling, ablation, balancing, cladding, heat treating and marking applications for end users in such diverse fields as automotive, consumer electronics, office furniture and consumer product marking.

  Precision optics are critical to the operation of lasers and laser systems, with many CO/2/ and YAG laser systems containing up to 15 optical elements. Optics wear or become contaminated during operation. The Company supplies replacement optics to the aftermarket demand generated by an estimated current worldwide installed base of 15,000 to 20,000 industrial YAG and CO/2/ lasers.

  The overall strategy of II-VI is to be the quality, cost and service leader in every market it serves. The Company believes this will be accomplished by:
(i) continuing to deliver high quality products and services with warranty return rates consistent with the 1% of net sales attained in fiscal 1995; (ii) attaining a low cost producer position for infrared and visible optics and materials through investment in process design, automation and employee training; and (iii) providing rapid technically complete responses to customer inquiries, quick turnaround product quotations, short manufacturing lead-time and on-time deliveries. The Company believes that it is the market leader in the supply of infrared optics to industrial material processors using high-power CO/2/ lasers and is focused on developing a similar position in the emerging high-power YAG laser industry. The Company strives to maintain technological leadership through a balanced combination of internal and contract research and development. The Company's growth strategy involves internal investment in emerging new products as well as the search for complementary technologies and companies for potential acquisition.

  The Company's products are sold to over 2,400 customers in 35 countries. The Company sells its products in the United States, Japan and certain Southeast Asian markets through its direct sales force. European sales are effected through a distributor and sales throughout the rest of the world are made through manufacturers' representatives. Sales to customers in countries other than the United States accounted for approximately 47% of revenues in fiscal 1995. The Company's principal international markets are Germany and Japan.

  The Company's executive offices are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056. Its telephone number is 412-352-4455. The Company's name is pronounced "Two-Six Incorporated."

                                  THE OFFERING

Common Stock offered by
 the Company............. 1,000,000 shares
Common Stock to be
 outstanding after the
 offering (1)............ 6,099,844 shares
Use of proceeds......... For general corporate purposes, including working capital, capital expenditures and possible acquisitions.
Nasdaq National Market
 Symbol.................. IIVI

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        YEAR ENDED JUNE 30,
                          ------------------------------------------------------
                                                                   1995
                                                             -------------------
                                                                          PRO
                           1991    1992    1993    1994      ACTUAL     FORMA(2)
                          ------- ------- ------- -------    -------    --------
CONSOLIDATED STATEMENTS
  OF EARNINGS DATA:
  II-VI (excluding Virgo
    Optics) revenues....  $15,030 $16,600 $17,169 $18,681    $25,227    $25,227
  Virgo Optics revenues.       --      --      --      --      2,533(3)   4,937
                          ------- ------- ------- -------    -------    -------
    Total revenues......  $15,030 $16,600 $17,169 $18,681    $27,760    $30,164
  Operating income......      576   1,258     207     918      3,301      3,644
  Net earnings..........      405     738      75   1,135(4)   2,518      2,856
  Earnings per share....  $  0.08 $  0.14 $  0.01 $  0.22    $  0.48    $  0.54
  Weighted average
    shares outstanding...   5,274   5,293   5,255   5,061      5,289      5,289

                                                              JUNE 30, 1995
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(5)
                                                          ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital........................................ $ 8,872    $27,137
  Total assets...........................................  24,367     42,632
  Total long-term debt, less current portion.............   1,190      1,190
  Retained earnings......................................  13,660     13,660
  Shareholders' equity...................................  16,998     35,263

--------
(1) Based on shares outstanding as of August 15, 1995. Does not include, as of such date, 1,360,000 shares of Common Stock reserved for issuance under the Company's stock option plans. As of such date, 502,040 shares were issuable upon the exercise of all stock options outstanding under those plans, including options covering 385,120 shares which are subject to future vesting.
(2) The unaudited 1995 Pro Forma summary consolidated financial information is based on the historical consolidated operating results of the Company, adjusted to give effect on a pro forma basis to the acquisition of Virgo Optics Division of Sandoz Chemicals Corporation ("Virgo Optics") using the purchase method of accounting as if such transaction had occurred on July 1, 1994. Such information does not purport to represent what the Company's actual results of operations would have been for such period, or to project the Company's actual results of operations for any future period.
(3) Represents net revenues for the period subsequent to December 29, 1994, the date the Company acquired Virgo Optics.
(4) Earnings for fiscal 1994 included an after tax gain on the sale of the Company's investment in its former Japanese distributor of $461,000 or $0.09 per share. See Note E of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19.75 per share, based on the last reported sale price of the Common Stock on the Nasdaq National Market on September 15, 1995, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
                                ----------------
  Except as otherwise noted herein, all information contained in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects a two-for-one stock split in the form of a stock dividend effected on September 7, 1995. See "Underwriting" and "Description of the Capital Stock."

                                 RISK FACTORS

  In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be carefully considered before purchasing shares of Common Stock offered hereby.

ENVIRONMENTAL CONCERNS

  The Company is subject to a variety of federal, state and local governmental regulations related to the storage, use and disposal of environmentally hazardous materials. Both the governmental regulations and the costs associated with complying with such regulations are subject to change in the future. There can be no assurance that any such change will not have a material adverse effect on the Company. The Company manufactures and utilizes Hydrogen Selenide gas, an extremely hazardous material, in the production of Zinc Selenide. In its processes, the Company also generates waste containing Thorium Fluoride, a low-level radioactive material, and other hazardous by-products such as suspended solids containing heavy metals and airborne particulates. The Company has made and continues to make substantial investments in protective equipment, process controls, manufacturing procedures and training in order to minimize the risks to employees, surrounding communities and the environment due to the presence and handling of such extremely hazardous and hazardous materials. The failure to properly handle such materials, however, could lead to harmful exposure to employees or to discharge of certain hazardous waste materials, and, since the Company does not carry environmental impairment insurance, to a material adverse effect on the financial condition or results of operations of the Company. Although the Company has not encountered material environmental problems in its properties or processes to date, there can be no assurance that problems will not develop in the future which would have a material adverse effect on the business, results of operations or financial condition of the Company. See "Business-- Environmental, Health and Safety Matters."

MANUFACTURING AND SOURCES OF SUPPLY

  The Company utilizes high quality, optical grade Zinc Selenide in the production of a majority of its products. The Company is a leading producer of Zinc Selenide for its internal use and for external sale. The production of Zinc Selenide is a complex process requiring production in a highly controlled environment. A number of factors, including defective or contaminated materials, could adversely affect the Company's ability to achieve acceptable manufacturing yields of high quality Zinc Selenide. Zinc Selenide is available from only one outside source and quantity and qualities may be limited. The unavailability of necessary amounts of high quality Zinc Selenide would have a material adverse effect upon the Company. In addition, in fiscal 1992 and 1993, the Company experienced fluctuations in its manufacturing yields which affected the Company's results of operations. There can be no assurance that the Company will not experience manufacturing yield inefficiencies which could have a material adverse effect on the business, results of operations or financial condition of the Company.

  The Company produces the Hydrogen Selenide gas used in its production of Zinc Selenide. There are risks inherent in the production and handling of such material. The inability of the Company to effectively handle Hydrogen Selenide could result in the Company being required to curtail its production of Hydrogen Selenide. Hydrogen Selenide can be obtained from one source, and the Company has previously purchased and, to supplement its internal production, currently purchases such material from this source. The cost of purchasing such material is significantly greater than the cost of internal production. As a result, if the Company purchased a substantial portion of such material from its outside source, it would significantly increase the Company's production costs of Zinc Selenide. Therefore, the Company's inability to internally produce Hydrogen Selenide could have a material adverse effect on the business, results of operations or financial condition of the Company.

  In addition, the Company requires other high purity, relatively uncommon materials and compounds to manufacture its products. Failure of the Company's suppliers to deliver sufficient quantities of these necessary materials on a timely basis could have a material adverse effect on the business, results of operations or financial condition of the Company. See "Business--Marketing Process--Sources of Supply" and "--Environmental, Health and Safety Matters."

DEPENDENCE ON CYCLICAL INDUSTRIES

  The Company's business is significantly dependent on the demand for products produced by end users of industrial lasers. Many of these end users are in industries that historically have experienced highly cyclical demand for their products. Therefore, as a result, demand for the products produced by the Company and its results of operations are subject to cyclical fluctuations.

POTENTIAL SEASONAL FLUCTUATIONS

  Due to customer buying patterns, particularly in Europe, the Company's revenues for its first fiscal quarter ending in September could be below those in the preceding quarter. The Company's first fiscal quarter results often are dependent upon the sales in the last month of the quarter.

COMPETITION

  The Company has a number of present and potential competitors, many of which have greater financial resources than the Company. The markets for many of the Company's products can be subject to competitive pricing in order to gain or retain market share. Such competitive pressures could affect the Company's pricing and adversely affect the business, results of operations or financial condition of the Company. See "Business--Competition."

INTERNATIONAL SALES AND OPERATIONS

  Sales to customers in countries other than the United States accounted for approximately 47% of revenues in each of the last three fiscal years. The Company anticipates that international sales will continue to account for a significant portion of revenues for the foreseeable future. In addition, the Company manufactures products in Singapore and maintains a direct sales office in Japan. Sales and operations outside of the United States are subject to certain inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales, other than in Japan, are denominated in U.S. dollars, currency exchange fluctuations in countries where the Company does business could have a material adverse affect on the Company's business, financial condition or results of operations, by rendering the Company less price-competitive than foreign manufacturers. The Company's sales in Japan are denominated in yen and, accordingly, are affected by fluctuations in the dollar/yen currency exchange rates. The Company generally reduces its exposure to such fluctuations through forward exchange agreements. The Company does not engage in the speculative trading of financial derivatives. There can be no assurance, however, that the Company's practices will eliminate the risk of fluctuation in the dollar/yen currency exchange rate.

ACQUISITIONS

  The Company's business strategy includes expanding its product lines and markets through internal product development and acquisitions. See "Business-- Strategy." Any acquisition may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could have a material adverse affect on the Company's business, financial condition or results of operations. In addition, acquired businesses may be experiencing operating losses. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's operations and products, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees. In December 1994, the Company acquired Virgo Optics. To date, the Company has had little experience in integrating businesses other than Virgo Optics. See "Business--Industry Background--Acquisition Strategy."

SUSTAINING AND MANAGING GROWTH

  The Company is currently undergoing a period of growth and there can be no assurance that such growth can be sustained or managed successfully. This expansion has resulted in a higher fixed cost structure which will require increased revenue in order to maintain historical gross margin and operating margins. There can be no assurance that the Company will obtain the increased orders necessary to generate increased revenue sufficient to cover this higher cost structure. Failure by the Company to manage growth successfully or have the systems and capacities necessary to sustain its growth could have a material adverse affect on the Company's business, results of operations or financial condition. In addition, in connection with any future acquisitions, the Company expects that it will hire additional senior management with experience in the new markets acquired by the Company. There can be no assurance that the Company will be able effectively to achieve growth, including in such new markets, integrate such new personnel or manage any such growth, and failure to do so could have a material adverse effect on the business, results of operations or financial condition of the Company. See "Business--Employees."

DEPENDENCE ON NEW PRODUCTS AND PROCESSES

  In order to meet its strategic objectives, the Company must continue to develop, manufacture and market new products, develop new processes and improve existing processes. As a result, the Company expects to continue to make significant investments in research and development and to continue to consider from time to time the strategic acquisition of businesses, products, or technologies complementary to the Company's business. The success of the Company in developing, introducing and selling new and enhanced products depends upon a variety of factors including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, effective sales and marketing, and product performance in the field. There can be no assurance that the Company will be able to develop and introduce new products or enhancements to its existing products and processes in a manner which satisfies customer needs or achieves market acceptance. The failure to do so could have a material adverse affect on the Company's ability to grow its business. See "Business--Industry Background," "--Strategy," and "--Research and Development."

DEPENDENCE ON KEY PERSONNEL

  The Company is highly dependent upon the experience and continuing services of certain scientists, engineers and production and management personnel. Competition for the services of these personnel is intense, and there can be no assurance that the Company will be able to retain or attract the personnel necessary for the Company's success. The loss of the services of the Company's key personnel could have a material adverse affect on the business, results of operations or financial condition of the Company. See "Business--Employees" and "Management--Directors and Executive Officers."

PROPRIETARY TECHNOLOGY CLAIMS

  The Company does not currently hold any material patents applicable to its processes and relies on a combination of trade secret, copyright and trademark laws and employee non-compete and nondisclosure agreements to protect its intellectual property rights. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of the Company's technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company. Asserting the Company's rights or defending against third-party claims could involve substantial expense, thus materially and adversely affecting the business, results of operations or financial condition of the Company. In the event a third party were successful in a claim that one of the Company's processes infringed its proprietary rights, the Company may have to pay substantial damages or royalties, or expend substantial amounts in order to obtain a license or modify the process so that it no longer infringes such proprietary rights, any of which could have an adverse effect on the business, results of operations or financial condition of the Company. See "Business--Patents, Trade Secrets and Trademarks."

RELIANCE ON EUROPEAN DISTRIBUTOR

  Nearly all of the Company's European sales have been made through its European distributor. This distributor also provides service and support to the end users of the Company's products. Thus, a reduction in the sales efforts of such distributor could adversely affect the Company's European sales and its ability to support the end users of the Company's products. There can be no assurance that this distributor will continue to distribute, or to distribute successfully, the Company's products and, in such an event, the Company's results of operations and earnings could be adversely affected. See "Business--Customers and Marketing."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price for the Common Stock may be highly volatile. Factors such as the announcement of innovations or new products by the Company, seasonal or other variations in anticipated or actual results of operations, market conditions and general economic conditions may have a significant impact on the market price of the Common Stock. See "Price Range of Common Stock."

ANTITAKEOVER PROVISIONS

  The Company's Articles of Incorporation and By-Laws contain provisions which could make it a less attractive target for a hostile takeover than it might otherwise be or make more difficult or discourage a merger proposal, a tender offer or a proxy contest. This could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The provisions include: (i) classification of the Board of Directors into three classes; (ii) a procedure which requires shareholders or the Board of Directors to nominate directors in advance of a meeting to elect such directors; (iii) the Board of Directors to issue additional shares of Common Stock or Preferred Stock without shareholder approval; and (iv) certain provisions supermajority approval (at least two-thirds of the votes cast by all shareholders entitled to vote thereon, voting together as a single class).

  In addition, the Pennsylvania Business Corporation Law contains provisions which may have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock."

CONTROL BY MANAGEMENT

  Upon completion of this offering, the Company's executive officers, directors and their affiliates and members of their immediate families will own approximately 27.4% of the outstanding shares of Common Stock, excluding shares issuable upon exercise of options. As a result, these shareholders, if acting together, will be able to exert substantial influence over actions requiring shareholders' approval, including elections of the Company's directors, amendments to the Articles of Incorporation, mergers, sales of assets or other business acquisitions or dispositions. See "Principal Shareholders."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 1,000,000 shares of Common Stock offered hereby are estimated to be approximately $18,265,000 (approximately $21,049,750 if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $19.75 per share based at the last reported sale price of Common Stock on the Nasdaq National Market on September 15, 1995 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

  The Company intends to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures and possible acquisitions of complementary businesses, products or technologies. The Company regularly reviews potential acquisition opportunities. However, there are no current agreements or negotiations with respect to any potential acquisitions. Pending the uses described above, the net proceeds of this offering will be invested in short-term, income producing investments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the National Association of Securities Dealers, Inc. Automated Quotations ("Nasdaq") National Market under the symbol "IIVI." The following table sets forth the range of high and closing low sale prices per share of the Company's Common Stock for the fiscal periods indicated, as reported by the Nasdaq National Market.

                                                               HIGH       LOW
                                                             --------- ---------
FISCAL 1994
  First Quarter............................................. $ 1 5/8   $   7/8
  Second Quarter............................................ $ 1 11/16 $ 1 3/8
  Third Quarter............................................. $ 1 7/8   $ 1 9/16
  Fourth Quarter............................................ $ 2       $ 1 1/2
FISCAL 1995
  First Quarter............................................. $ 3 1/4   $ 1 13/16
  Second Quarter............................................ $ 4 3/8   $ 3 7/16
  Third Quarter............................................. $ 7 5/16  $ 3 9/16
  Fourth Quarter............................................ $13 7/8   $ 6 5/16
FISCAL 1996
  First Quarter (through September 15, 1995)................ $23       $12 7/8

  On September 15, 1995, the last reported sale price for the Common Stock on the Nasdaq National Market was $19.75 per share. As of such date, there were approximately 548 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future earnings for use in the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of June 30, 1995, and (ii) the capitalization of the Company as adjusted to reflect the Company's sale of 1,000,000 shares of Common Stock offered hereby at an assumed public offering price of $19.75 per share, based on the last reported sales price of the Common Stock on the Nasdaq National Market on September 12, 1995, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                              JUNE 30, 1995
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term debt, less current portion...................... $ 1,190    $ 1,190
                                                           -------    -------
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares;
     unissued.............................................      --         --
  Common stock, no par value; 30,000,000 shares
     authorized; 5,669,987 shares issued, and
     6,669,987 shares, as adjusted (1)....................   4,485     22,750
  Cumulative translation adjustment.......................     (17)       (17)
  Retained earnings.......................................  13,660     13,660
  Less treasury stock, at cost............................   1,130      1,130
                                                           -------    -------
    Total shareholders' equity............................  16,998     35,263
                                                           -------    -------
Total capitalization...................................... $18,188    $36,453
                                                           =======    =======

--------
(1) Includes 570,623 shares of Common Stock held in treasury. Does not include 1,360,000 shares of Common Stock reserved for issuance under the Company's stock option plans. As of June 30, 1995, 502,520 shares of Common Stock were issuable upon the exercise of options granted under those plans, including options covering 391,920 shares which are subject to future vesting. See Note I of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data set forth for each of the three fiscal years ended June 30, 1995, are derived from the consolidated financial statements of the Company included elsewhere and incorporated by reference in this Prospectus. The selected consolidated financial data for each of the two fiscal years ended June 30, 1995, are derived from financial statements of the Company which have been audited by Alpern, Rosenthal & Company, independent auditors, and are included herein.

                                         YEAR ENDED JUNE 30,
                           -----------------------------------------------------
                                                                     1995
                                                               -----------------
                                                                          PRO
                            1991    1992    1993    1994       ACTUAL   FORMA(1)
                           ------- ------- ------- -------     -------  --------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS
 DATA:
 REVENUES:
  Net sales..............  $14,942 $15,869 $16,067 $17,088     $26,598  $29,002
  Contract research and
   development...........       88     731   1,102   1,593       1,162    1,162
                           ------- ------- ------- -------     -------  -------
                            15,030  16,600  17,169  18,681      27,760   30,164
 COSTS, EXPENSES AND
   OTHER INCOME:
  Cost of goods sold.....    9,366  10,316  11,421  11,313      15,765   17,278
  Contract research and
   development...........       74     517     820   1,040         923      923
  Internal research and
   development...........      877     424     266     251         447      552
  Selling, general and
   administrative
   expenses..............    4,137   4,085   4,455   5,159       7,324    7,767
  Gain on sale of
   investment............       --      --      --    (699)(2)      --       --
  Other (income)/expense.       31     226      94     (87)        (86)      73
                           ------- ------- ------- -------     -------  -------
                            14,485  15,568  17,056  16,977      24,373   26,593
                           ------- ------- ------- -------     -------  -------
 EARNINGS BEFORE INCOME
   TAXES.................      545   1,032     113   1,704       3,387    3,571
 INCOME TAXES............      140     294      38     569         869      715
                           ------- ------- ------- -------     -------  -------
 NET EARNINGS............  $   405 $   738 $    75 $ 1,135(2)  $ 2,518  $ 2,856
                           ======= ======= ======= =======     =======  =======
 EARNINGS PER SHARE (3)..  $  0.08 $  0.14 $  0.01 $  0.22(2)  $  0.48  $  0.54
                           ======= ======= ======= =======     =======  =======
 WEIGHTED AVERAGE SHARES
   OUTSTANDING (3).......    5,274   5,293   5,255   5,061       5,289    5,289
                                            JUNE 30,
                           ---------------------------------------
                            1991    1992    1993    1994     1995
                           ------- ------- ------- ------- -------
                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital.........  $ 5,987 $ 6,603 $ 6,009 $ 6,648 $ 8,872
 Total assets............   16,661  17,186  17,265  17,570  24,367
 Total long-term debt,
   less current portion..    1,508     765     257       0   1,190
 Retained earnings.......    9,194   9,932  10,007  11,142  13,660
 Shareholders' equity....   12,554  13,359  13,217  14,237  16,998

--------
(1) The unaudited 1995 Pro Forma consolidated statement of earnings data are based on the historical consolidated operating results of the Company, adjusted to give effect on a pro forma basis to the acquisition of Virgo Optics using the purchase method of accounting as if such transaction had occurred on July 1, 1994. Such financial information reflects certain assumptions described in the notes accompanying the information set forth in the Unaudited Pro Forma Consolidated Financial Information included elsewhere herein. Such information does not purport to represent what the Company's actual results of operations would have been for such period, or to project the Company's actual results of operations for any future period.

(2) Earnings for fiscal 1994 included a $699,000 pre-tax gain on the sale of the Company's investment in its former Japanese distributor resulting in an after tax gain of $461,000 or $0.09 per share. See Note E of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Earnings per share are calculated using the weighted average number of shares outstanding and assuming dilutive stock options outstanding were exercised at the beginning of the year or at the date of issuance, if later. See Note A of Notes to Consolidated Financial Statements. No cash dividends on the Common Stock were declared by the Company during any of the periods presented.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray/gamma-ray instruments and applications. The Company's customers include leading industrial OEM and system manufacturers worldwide in the CO/2/ and YAG laser machine tool industry. The Company also generates revenues from the performance of research and development contracts for third parties, primarily prime contractors for the Department of Defense. Sales to customers in countries other than the United States accounted for approximately 47% of revenues in each of the last three fiscal years. In all fiscal years since 1972, the Company has been profitable and has consistently increased revenues. In October 1987, the Company received $3.3 million of net proceeds from its initial public offering of Common Stock. A portion of such net proceeds was used to expand its worldwide manufacturing facilities. Since 1987, growth has been funded primarily by operating activities. The Company acquired Virgo Optics on December 29, 1994. The Company's financial statements include the results of Virgo Optics from such date.

  The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain sales, expense and income items. The table and the subsequent discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                 YEAR ENDED JUNE 30, (1)
                                              ---------------------------------
                                              1991   1992   1993   1994   1995
                                              -----  -----  -----  -----  -----
 Revenues:
   Net sales.................................  99.4%  95.6%  93.6%  91.5%  95.8%
   Contract research and development.........   0.6    4.4    6.4    8.5    4.2
                                              -----  -----  -----  -----  -----
                                              100.0  100.0  100.0  100.0  100.0
 Costs and expenses:
   Cost of goods sold (2)....................  62.7   65.0   71.1   66.2   59.3
   Contract research and development (3).....  84.1   70.7   74.4   65.3   79.4
   Internal research and development.........   5.8    2.6    1.5    1.3    1.6
   Selling, general and administrative.......  27.5   24.6   25.9   27.6   26.4
 Operating costs and expenses................  96.2   92.4   98.8   95.1   88.1
 Income from operations......................   3.8    7.6    1.2    4.9   11.9
 Gain on sale of investment..................    --     --     --    3.7     --
 Other (income)/expense......................   0.2    1.4    0.5   (0.5)  (0.3)
 Earnings before income taxes................   3.6    6.2    0.7    9.1   12.2
 Income taxes................................   0.9    1.8    0.2    3.0    3.1
 Net earnings................................   2.7%   4.4%   0.4%   6.1%   9.1%

--------
(1) Due to method of calculation, percentages may not total 100%.

(2) Calculated as a percentage of net sales.

(3) Calculated as a percentage of contract research and development revenues.

  Cost of goods sold as a percentage of net sales increased from fiscal 1991 through fiscal 1993 due to increased expenses relating to the start-up of the eV PRODUCTS Division and costs associated with expanding production capacity in order to position the Company for future growth. Also during this period the Company successfully employed an aggressive pricing strategy to gain market share. Cost of goods sold as a percentage of net sales decreased in fiscal 1994 and fiscal 1995 due to lower per unit operating costs associated with increased production volume. Volume increased as a result of market share gains and improved worldwide economies.

  Net earnings as a percentage of sales for fiscal year 1994 was favorably affected by a gain on the sale of ownership in the Company's former Japanese distributor, but was adversely affected, to a lesser extent, by costs associated with the establishment of the Company's direct sales office in Japan. Exclusive of this gain, net earnings as a percentage of sales would have been 3.6%. Net earnings as a percentage of sales for fiscal 1995 was favorably affected by the establishment of the Japanese direct sales office.

RESULTS OF OPERATIONS

 Fiscal 1995 Compared to Fiscal 1994

  Overview. Net earnings increased 122% to $2.5 million in fiscal 1995 from $1.1 million in fiscal 1994. Fiscal 1994 earnings included a $461,000 after-tax gain on the sale of the Company's investment in its former Japanese distributor. Revenues increased 49% to $27.8 million in fiscal 1995 from $18.7 million in fiscal 1994. This increase is attributable to increased sales in all of the Company's markets and, to a lesser extent, the acquisition of Virgo Optics in December 1994. Bookings increased 52% to $28.4 million in fiscal 1995 from $18.7 million in fiscal 1994. Order backlog increased 30% to $6.9 million at June 30, 1995, from $5.3 million at June 30, 1994. Manufacturing orders comprised 96% of backlog at June 30, 1995, compared to 77% at June 30, 1994.

  Net Earnings. Net earnings increased 122% to $2.5 million in fiscal 1995 from $1.1 million in fiscal 1994. The major contributors to the increase in net earnings were higher manufacturing production volume, increased price realization in Japan, and, to a lesser extent, the acquisition of Virgo Optics. The increase in manufacturing order volume resulted in additional profits from improved capacity utilization and efficiency in the Saxonburg and Singapore manufacturing plants.

  Sales and Markets. Bookings increased 52% to $28.4 million in fiscal 1995 from $18.7 million in fiscal 1994. The largest portion of the increase is attributable to the domestic industrial market. Bookings also increased in the Japanese and European industrial markets and, to a lesser extent, the military/aerospace and medical markets. Orders for manufactured products accounted for the entire increase in bookings in fiscal 1995. Contract research and development bookings remained constant at $300,000 from fiscal 1994.

  Revenues increased 49% to $27.8 million in fiscal 1995 from $18.7 million in fiscal 1994. This increase is attributable to increased sales in the Japanese and European industrial markets, the domestic industrial market and, to a lesser extent, the military/aerospace and medical markets. Contract research and development revenues decreased 27% to $1.2 million in fiscal 1995 from $1.6 million in fiscal 1994. This decrease is attributable to customer-imposed delays in the performance of a significant government contract. The Company has submitted several subcontract proposals relating to federal government contracts expected to be awarded in fiscal 1996.

  Costs and Expenses. Manufacturing gross margin was $10.8 million or 41% of net sales in fiscal 1995 compared to $5.8 million or 34% in fiscal 1994. This increase is attributable to improved capacity utilization, efficiencies resulting from additional production volume and, to a lesser extent, higher price realization from the Japanese market.

  Contract research and development gross margin was $239,000 or 21% of contract research and development revenues in fiscal 1995, compared to $553,000 or 35% in fiscal 1994. This decrease is attributable to a reduction in reimbursable costs allocable to government contracts.

  Company-funded internal research and development costs increased to $447,000 in fiscal 1995 from $251,000 in fiscal 1994. The majority of this increase is attributable to nuclear radiation detector development.

  Selling, general and administrative expenses were $7.3 million or 26% of revenues in fiscal 1995 compared to $5.2 million or 28% in fiscal 1994. The increase is attributable to higher compensation expense associated with the Company's worldwide profit-driven bonus programs and increased sales and marketing expenses.

  The effective corporate income tax rate was 26% in fiscal 1995 compared to 33% in fiscal 1994. This is attributable to lower non-deductible expenses and increased profit of the foreign subsidiaries. The Company's current and future effective tax rates will continue to be impacted by the level of profit or loss generated by the foreign subsidiaries. The Company expects that its effective corporate income tax rate for fiscal 1996 will increase as a result of increased earnings attributable to domestic operations as a percentage of total corporate earnings.

 Fiscal 1994 Compared to Fiscal 1993

  Overview. Net earnings were $1.1 million in fiscal 1994 compared to $75,000 in fiscal 1993. Fiscal 1994 earnings included a $461,000 after-tax gain on the sale of the Company's investment in its former Japanese distributor. Revenues increased 9% to $18.7 million in fiscal 1994 from $17.2 million in fiscal 1993. Such increase was attributable to increased price realization in Japan, higher contract research and development revenues and increased U.S. sales. Bookings decreased 1% to $18.7 million in fiscal 1994 from $18.9 million in fiscal 1993. Backlog at the end of each period was $5.3 million, although the mix of manufacturing and contract research and development orders in backlog was significantly different as manufacturing backlog increased 41% to $4.1 million at June 30, 1994, from $2.9 million at June 30, 1993, and contract research and development backlog decreased 50% to $1.2 million at June 30, 1994, from $2.4 million at June 30, 1993.

  Net Earnings. Net earnings were $1.1 million in fiscal 1994 compared to $75,000 in fiscal 1993. The increase in net earnings, exclusive of the gain on the sale of the investment, was attributable to the improvement in the domestic and European markets during the second half of fiscal 1994, increased revenues from contract research and development, and higher demand for nuclear detection products and services. The increase in manufacturing production volume from the domestic and European markets enabled the Company to recognize increased profits resulting from improved capacity utilization and efficiencies in both the Singapore and Saxonburg optics manufacturing plants. Additionally, revenues from contract research and development increased 45% to $1.6 million in fiscal 1994 from $1.1 million in fiscal 1993 as the Company continued work on a $2.0 million Advanced Research Projects Agency (ARPA) contract extension awarded during fiscal 1993. Also, as compared to fiscal 1993, eV PRODUCTS division earnings improved as a result of higher revenue.

  Sales and Markets. Although total bookings decreased 1% in fiscal 1994 from fiscal 1993, the make-up of these bookings changed significantly. Contract research and development bookings decreased 87% to $300,000 in fiscal 1994 from $2.3 million in fiscal 1993. This decline was expected as fiscal 1993 bookings were high due to the award of the $2.0 million, two year ARPA contract extension. Manufacturing bookings were strong and increased 11% to $18.4 million in fiscal 1994 from $16.6 million in fiscal 1993. Approximately one-half of the increase in manufacturing bookings was attributable to increased orders from the European market. The remaining increase was driven by domestic orders in the industrial markets and, to a lesser extent, in the eV PRODUCTS division.

  Revenues increased 9% to $18.7 million in fiscal 1994 from $17.2 million in fiscal 1993. The increase was attributable to increased price realization in Japan, higher contract research and development revenues and increased domestic sales.

  Costs and Expenses. Manufacturing gross margin was $5.8 million or 34% of net sales in fiscal 1994 compared to $4.6 million or 29% in fiscal 1993. This increase was attributable to improved capacity utilization and efficiencies in the Saxonburg and Singapore manufacturing plants, and higher gross margin realization on sales to the Japanese market. Additional gross margin from increased revenues was also realized in the eV PRODUCTS division.

  Contract research and development gross margin was $553,000 or 35% of contract research and development revenues in fiscal 1994 compared to $282,000 or 26% in fiscal 1993. A portion of contract revenue recognized in fiscal 1993 was associated with contracts awarded at lower profit margins. Several of the lower profit margin contracts were completed in fiscal 1993.

  Company-funded internal research and development costs for fiscal 1994 have remained consistent with fiscal 1993 at approximately $250,000. The majority of these expenses were directed toward the eV PRODUCTS division.

  Selling, general and administrative expenses increased 16% to $5.2 million or 28% of net sales in fiscal 1994 from $4.5 million or 26% of net sales in fiscal 1993. The increase was attributable to the additional cost associated with the Company's direct sales effort in Japan and increased compensation expense associated with the Company's worldwide profit-driven bonus programs and retirement plans. Although additional selling expenses were incurred from the Japanese operation, the Company has recognized increased gross margin from this operation.

  The effective corporate income tax rate remained consistent at 33% for fiscal years 1994 and 1993. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). The cumulative effect of adopting SFAS 109 on the Company's financial statements was not material.

QUARTERLY RESULTS

  The following table presents certain unaudited consolidated quarterly financial information for fiscal 1994 and fiscal 1995. In the opinion of the Company's management, this information has been prepared on the same basis as the audited consolidated financial statements incorporated by reference or appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. Operating results for any quarter are not necessarily indicative of results for any future period or for a full fiscal year.

                                                  QUARTER ENDED (UNAUDITED)
                          ----------------------------------------------------------------------------
                          SEPT. 30,    DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                            1993         1993     1994     1994     1994      1994     1995     1995
                          ---------    -------- -------- -------- --------- -------- -------- --------
                                                       (IN THOUSANDS)
REVENUES:
 Net sales..............   $3,840       $4,004   $4,507   $4,737   $5,161    $5,670   $7,655   $8,112
 Contract research and
   development..........      344          365      455      429      285       234      373      270
                           ------       ------   ------   ------   ------    ------   ------   ------
                           $4,184       $4,369   $4,962   $5,166   $5,446    $5,904   $8,028   $8,382
COST, EXPENSES AND OTHER
 INCOME:
 Cost of goods sold.....    2,532        2,738    3,067    2,976    3,064     3,295    4,663    4,743
 Contract research and
   development..........      236          224      279      301      198       253      261      211
 Internal research and
   development..........       82           75       64       30      132       120       85      110
 Selling, general and
   administrative
   expenses.............    1,233        1,198    1,289    1,439    1,472     1,598    1,989    2,265
 Gain on sale of
   investment...........     (699)(1)       --       --       --       --        --       --       --
 Other (income)/expense.       (4)          40      (62)     (61)      11       (15)     (62)     (20)
                           ------       ------   ------   ------   ------    ------   ------   ------
                            3,380        4,275    4,637    4,685    4,877     5,251    6,936    7,309
                           ------       ------   ------   ------   ------    ------   ------   ------
EARNINGS BEFORE INCOME
 TAXES..................      804           94      325      481      569       653    1,092    1,073
INCOME TAXES............      269           28      122      150      173       144      312      240
                           ------       ------   ------   ------   ------    ------   ------   ------
NET EARNINGS............   $  535       $   66   $  203   $  331   $  396    $  509   $  780   $  833
                           ======       ======   ======   ======   ======    ======   ======   ======
                                           PERCENTAGE OF REVENUES (UNAUDITED) (2)
                          ----------------------------------------------------------------------------
Revenues:
 Net sales..............     91.8%        91.7%    90.8%    91.7%    94.8%     96.0%    95.4%    96.8%
 Contract research and
   development..........      8.2          8.3      9.2      8.3      5.2       4.0      4.6      3.2
                           ------       ------   ------   ------   ------    ------   ------   ------
                              100          100      100      100      100       100      100      100
Costs and expenses:
 Cost of goods sold (3).     65.9         68.4     68.1     62.8     59.4      58.1     60.9     58.4
 Contract cost of goods
  sold (4)..............     68.6         61.4     61.3     70.2     69.5     108.1     70.0     78.2
 Internal research and
  development...........      2.0          1.7      1.3       .6      2.4       2.0      1.1      1.3
 Selling, general and
  administrative .......     29.5         27.4     26.0     27.9     27.0      27.1     24.8     27.0
Operating costs and
 expenses...............     97.6         96.9     94.7     91.9     89.4      89.2     87.2     87.4
Income from operations..      2.4          3.1      5.3      8.1     10.6      10.8     12.8     12.6
Gain on sale of
 investment.............    (16.7)          --       --       --       --        --       --       --
Other (income)/expenses.       --           .9     (1.3)    (1.2)      .2       (.2)     (.8)      .2
Earnings before income
 taxes .................     19.2          2.2      6.6      9.3     10.5      11.0     13.6     12.8
Income taxes............      6.4           .7      2.5      2.9      3.2       2.4      3.9      2.9
Net earnings............     12.8%         1.5%     4.1%     6.4%     6.7%      8.6%     9.1%     9.9%

--------
(1) See Note 2 of Selected Consolidated Financial Data.

(2) Due to method of calculation, percentages may not total 100%.

(3) Calculated as a percentage of net sales.

(4) Calculated as a percentage of contract research and development revenues.

LIQUIDITY AND CAPITAL RESOURCES

  The Company historically has funded its working capital needs, capital expenditures and growth from cash flow from operations and, to a lesser extent, borrowings.

  The two major components of the $5.4 million in cash generated from operations in fiscal 1995 were net earnings before depreciation of $4.5 million and a decrease in other operating net assets of $1.9 million. The decrease in other operating net assets is attributable to increases in accrued compensation costs due to the Company's worldwide profit-driven bonus program and higher income taxes payable. These cash sources were partially offset by increases in receivables of $800,000 and inventory of $400,000 that were generated as a result of increased revenue volume.

  The Company purchased for $2.4 million in cash the net assets of Virgo Optics in December 1994. The Company also invested $2.4 million in capital improvements during the year. These expenditures focused on process automation and manufacturing facility expansion. Planned, discretionary capital expenditures for fiscal 1996 of approximately $6.0 million will continue to focus on these areas. Approximately $600,000 of the Saxonburg facility expansion will be financed by a low interest Pennsylvania Industrial Development Authority loan. In August 1994, the Company's Japanese subsidiary borrowed $1.5 million from a Japanese bank.

  The Company believes internally generated funds along with existing cash reserves will be sufficient to fund its working capital needs, capital expenditures and scheduled debt payments in Japan and Singapore for fiscal 1996.

  The impact of inflation on the Company's business has not been material.

  In the normal course of business, the Company enters into foreign currency forward exchange contracts with its banks. The purpose of these contracts is as a hedge, to reduce the impact of foreign currency fluctuations on committed or anticipated foreign currency positions. The Company monitors its positions and the credit ratings of the parties to these contracts. While the Company may be exposed to potential losses due to credit risk in the event of non-performance by the counterparties to these financial instruments, it does not anticipate such losses.

                                   BUSINESS

INTRODUCTION

  II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray/gamma-ray instruments and applications. The Company's infrared products are used in high-power CO/2/ (carbon dioxide) lasers for industrial processing and for commercial and military sensing systems. The Company's near infrared and visible products are used in industrial, scientific and medical instruments and solid-state YAG (yttrium aluminum garnet) lasers. Frequency doubling and single crystal substrate materials produced by the Company are utilized as building blocks in the emerging blue light laser market segment. II-VI also is developing and marketing solid state x-ray and gamma-ray products for the nuclear radiation detection industry. The majority of the Company's revenues are attributable to the sale of optical parts and components for the laser processing industry.

INDUSTRIAL PROCESSING BACKGROUND

  Applications for laser processing are increasing worldwide as manufacturers seek solutions to increasing demands for quality, precision, speed, throughput, flexibility, automation and cost control. High-power CO/2/ and YAG lasers provide these benefits in a wide variety of cutting, welding, drilling, ablation, balancing, cladding, heat treating and marking applications. For example, automobile manufacturers use lasers to facilitate rapid product changeovers, process simplification, efficient sequencing and computer control on high throughput production lines. Manufacturers of recreational vehicles, lawn mowers and garden tractors cut, trim and weld metal parts with lasers to achieve flexible, high consistency, reduced post processing, lower cost operations. For office furniture producers, lasers provide easily reconfigurable, low distortion, low cost prototyping and production capability that facilitates semi-custom manufacturing of customer specified designs. On high speed consumer product processing lines, laser marking provides automated date coding for food packaging and computer driven container identification for pharmaceuticals.

  Precision optics such as total reflectors, partial mirrors, beamsplitters and lenses are critical to the operation of lasers and laser systems. Many CO/2/ and YAG laser systems contain up to 15 optical elements either as part of the laser resonator or associated with routing of the laser beam to the work piece. To the extent that optics wear or become contaminated during operation, optics are consumables in laser processing. Thus, an aftermarket demand is generated by an estimated current worldwide installed base of 15,000 to 20,000 industrial YAG and CO/2/ lasers. Average lifetime for industrial laser optical elements is estimated to be 1,000 to 4,000 hours.

COMPANY STRATEGY

  The overall strategy of II-VI is to be the quality, cost and service leader in every market it serves. The Company strives to involve every employee in its efforts to achieve these goals.

 High Power Laser Market Leadership

  The Company believes that it supplies more than half of the infrared optics to industrial materials processors using high power CO/2/ lasers worldwide. Following on the Virgo Optics acquisition and based on the Company's experience in the high power CO/2/ laser optics, II-VI now has an opportunity to build a position of market leadership in the emerging high power YAG laser industry. The Company intends to expand its production of YAG laser gain components and high power mirrors, beamsplitters and related optics for use in YAG lasers and laser systems. See "Business--Industry Background--YAG Laser Components."

 Quality Leadership

  The Company seeks to deliver the highest quality levels practicably attainable in its products and customer services. The Company has decreased its warranty return ratio in each of the past five years and will attempt in forward fiscal years to improve on the fiscal year 1995 record of returns being approximately 1% of net sales. The Company has made consistent quality its highest customer priority by involving employees in continuous improvement.

 Low Cost Producer

  The Company seeks to attain and maintain the low cost producer position for infrared and visible optics and materials. The Company has invested significantly in process design, process control, automated equipment, employee training, yield improvement and manufacturing management systems in order to enhance production efficiencies in each product area. Currently, facilities are being substantially expanded and upgraded in infrared optics, Zinc Selenide optical materials, YAG manufacturing and nuclear radiation detector areas.

 Sales and Service

  Another component of the Company's strategy is to provide rapid, technically complete responses to customer inquiries or field service problems, quick turnaround product quotations, short manufacturing lead-times and on-time deliveries. The Company offers the quick delivery INFRAREADY OPTICS(R) program for customers so that they may avoid production line shutdowns or inventory stockouts.

 Technology Leadership

  II-VI develops growth opportunities from a combination of internally funded and contract research and development. For example, the Company's leadership in infrared and visible thin film optical coatings has evolved from continuous Company funded thin film product and process research. The Company's globally competitive capabilities in the manufacture of Zinc Selenide and Zinc Sulfide infrared optical materials grew from internally funded research and development. II-VI's expertise in the production of Cadmium Zinc Telluride substrates for the manufacture of infrared focal plane arrays is the result of contract research sponsored by various Department of Defense agencies. The Company's Cadmium Zinc Telluride experience has been critical in the development of the eV PRODUCTS nuclear radiation detectors. The Company intends to continue a balanced program of internal and contract research and development.

 Launch New Products

  The Company invests in emerging new products including its nuclear radiation detectors and its materials and components for blue light lasers. These two new product lines share a number of characteristics: both address large potential markets; both depend on success in crystal growth technology; and both serve OEM customers that manufacture performance and productivity enhancing tools, instruments and systems for industrial, information and telecommunications, scientific and medical markets.

 Acquisition Strategy

  II-VI intends to continue to search for and acquire well matched technologies, product lines and companies that can contribute to its growth in broad segments of the global laser, optics and electro-optics industry. With the acquisitions of Virgo Optics in 1994, eV PRODUCTS hybrid electronics production capability in 1992 and high pressure Bridgman crystal growth technology in 1991, the Company has experience in the integration of additional products and capabilities with its ongoing operations.

PRODUCTS

  The Company's products include infrared, near infrared, visible and x-ray materials, optics and electro- optic components used in high power industrial lasers, scientific and military lasers, and sensors. The Company believes that its leading edge quality, delivery and customer service enhance its reputation as the supplier of choice for high power laser optics and components. The majority of the Company's revenues are attributable to the sale of optical devices and components for the laser processing industry.

 Infrared Optics and Materials

  Reliable operation of high power (1 to 20 kW) CO/2/ infrared lasers requires high quality, low absorption optical elements. The CO/2/ laser emits infrared energy at a wavelength of 10.6 micrometers, a wavelength which is optimal for many industrial processes such as the cutting, welding, drilling and heat treating of various materials such as steel and other metals or alloys, plastics, wood, paper, cardboard, ceramics and numerous composites. This wavelength is also desirable for certain types of medical surgery and for various surveillance and sensing systems that must penetrate adverse atmospheric conditions.

  The Company is a broad line supplier of virtually all of the optics and optical elements used in CO/2/ lasers and laser systems. The Company supplies a family of standard and custom transmissive, reflective and diamond turned optical elements to high power CO/2/ resonator manufacturers, CO/2/ laser system manufacturers and to the aftermarket as replacement parts. Transmissive optical elements manufactured by the Company are predominately made from Zinc Selenide produced in-house. The Company is one of two manufacturers in the world of this optical material. The Company's Zinc Selenide capability and its low absorbing, thin film coating technology have earned II-VI a reputation as the quality leader worldwide in this marketplace.

  The Company provides replacement optics and refurbishing services to users of industrial CO/2/ lasers. The Company sells its infrared replacement optics with a 24-hour shipment guarantee under the trade name of INFRAREADY OPTICS(R). Consumable items such as focusing lens and output couplers are cost effectively refurbished for the Company's aftermarket customers. The aftermarket portion of the Company's business is growing rapidly as industrial laser applications proliferate worldwide.

  The Company supplies Cadmium Zinc Telluride substrates primarily to U.S. military and NATO defense suppliers under the trade name EPIREADY(R). These substrates are subsequently processed by the Company's customers into infrared detectors using epitaxial crystal growth and device fabrication techniques. The Company supplies Zinc Sulfide in the form of domes and windows to military suppliers for Forward Looking Infrared systems worldwide. A portion of the Company's infrared imaging business involves development programs funded by ARPA/DOD and other governmental agencies.

 YAG Laser Components

  The power levels available from YAG lasers are increasing (1 to 3 kW) while the costs of such lasers are decreasing. These trends are making YAG laser processing more attractive in such high-power YAG applications as the welding of airbag sensors and inflators. Low-power YAG applications include the high speed micro-welding of multi-blade shaving razor assemblies, the welding of heart pacemakers and the precision trimming of component values in electronic assemblies. The capability to deliver the 1.06 micrometer YAG laser wavelength over a flexible, low loss fiber optic has enhanced YAG laser deployment in many applications where complex shapes require versatile beam delivery geometries. A YAG laser requires the same optical elements as the CO/2/ laser except that they are made to operate at the YAG laser near infrared wavelength of 1.06 micrometers.

  The Company supplies a family of standard and custom laser gain materials and optics for industrial, medical, scientific and research YAG lasers. The YAG laser gain materials are produced to stringent industry specifications and precisely fabricated into rods or slabs. Included in the Company's products are refurbished YAG rods sold to the Company's aftermarket customers. The Company offers waveplates, polarizers, lenses, prisms, and mirrors for visible and near infrared applications. These products control and alter the polarization of visible and near infrared energy.

 Nuclear Radiation Detectors

  The nuclear detection market has important applications in the industrial gauging, environmental monitoring, power generation, nuclear safeguards, weapons research and disarmament, nuclear non-proliferation, health physics and medical imaging fields. Solid-state Cadmium Zinc Telluride nuclear radiation detectors are attractive because of their reduced size, longer life and lower voltage requirements as compared to the historically used scintillator/photomultiplier devices. The Company's eV PRODUCTS division designs and manufactures Cadmium Zinc Telluride, room temperature, nuclear radiation detectors combined with custom designed low noise front-end electronics. The Company believes it has become the leader in room temperature, direct conversion radiation detectors which are emerging in such applications as industrial gauging and environmental monitoring.

 Frequency Doubling and Blue Emitter Materials

  For over a decade, researchers in university, government and industry laboratories have been seeking routes to the fabrication of reliable, solid-state blue light emitters and lasers. Blue light sources are expected to be used in such applications as optical data storage, telecommunications, graphic displays and high density printers. The Company supplies frequency doubling materials which are being used in emerging laser based systems for blue light generation. The Company produces Potassium Niobate based microlaser assemblies which are used by customers to frequency double other light sources, thus producing up to 30 mW of blue or 50 mW of green light. The Company also produces single crystal Zinc Selenide, a high quality substrate which is being used by customers in the development of blue light lasers.

CUSTOMERS AND MARKETS

 Industrial

  The Company's customers include leading industrial OEM's and system manufacturers worldwide in the CO/2/ and YAG laser machine tool industry. The Company has focused its marketing efforts on the growing high power segments of the laser components marketplace.

  The Company's high-power CO/2/ laser customers include Bystronic Laser AG, Fanuc Ltd., Matsushita Industrial Equipment Co., Inc., Mazak Nissho Iwai, Mitsubishi Electric Corp., Rofin Sinar Laser GmbH--a division of Siemens, and Trumpf GmbH & Co. These companies' laser resonators are installed on systems that are used for cutting, drilling and marking of materials and for welding and heat treating of metals. The Company also sells optics and components to over 1,400 laser end users which require replacement optics, such as focusing lenses and beam steering mirrors. Users of industrial lasers include a broad range of industries and applications, such as automotive, electrical equipment, packaging, building products, office furniture, garment, airframe or aerospace, consumer electronics, tooling and machinery.

  Low power, sealed CO/2/ lasers are utilized for small parts manufacturing, engraving and serialization of products. These small, lightweight, low-cost systems are flexible and provide rapid response for a number of light manufacturing applications. Manufacturers of these laser sources, such as Domino Laser Inc., Synrad Inc. and Laser Machining Inc., are high volume optics customers of the Company.

  The Company's YAG component customers include Continuum Inc., Lumonics Corp., Spectra-Physics Lasers Inc., Excel/Quantronix Corp., Electrox Ltd. and Hughes Aircraft Company. These companies' systems are used for marking, scribing, microwelding and precision trimming. A broad range of industries use YAG systems, including medical devices, consumer products, automotive and semiconductors. The Company offers YAG customers both the YAG rod supply capability and the necessary optics for a complete laser system. The Company is using its close working relationships with its industrial CO/2/ customers worldwide to increase its YAG component supply market share, since both products are needed by many of the same customers.

 Scientific and Military

  The scientific, research and new product development areas of the electro-optics device market are creating many opportunities for the visible, near-infrared and infrared optics and materials produced by the Company. The Company provides high end, high specification components to this group of customers which include products such as aspheric optics, prisms, parabolic reflectors and focusing element assemblies. The Company provides specialty optics and components to instrument manufacturers such as Hewlett-Packard Company, Eastman Kodak Company, Perkin-Elmer Corporation, Raytheon Company and Cincinnati Electronics Corp. II-VI's products are integrated into spectrophotometers, interferometers and distance measuring instruments; scanning mirrors for high resolution color printing; and focusing assemblies for infrared cameras. Quick response, short lead times and high quality engineering support are cornerstones of the Company's pursuit of these markets.

  U.S. and NATO allies are pursuing defense strategies based upon stringent budgets to improve the effectiveness of military systems through electronics upgrades, including infrared imaging systems. The Company supplies materials and optics to manufacturers of infrared sensing systems such as Texas Instruments, Inc., Loral Electro-Optical Systems Corporation, GEC-Marconi Avionics Inc., Lockheed-Martin Inc. and Hughes Aircraft Company.

SALES AND DISTRIBUTION

  The Company markets its products in the United States through its direct sales force; in Japan through its subsidiary, II-VI Japan Incorporated; and in certain Southeast Asian markets through its subsidiary II-VI Singapore PTE LTD. European sales are effected through a distributor and sales throughout the rest of the world are made through 19 manufacturers' representatives. The Company's products are sold to over 2,400 customers in 35 countries. The Company's principal international markets are Germany and Japan.

MANUFACTURING PROCESSES

 Infrared and Visible Optics

  The manufacturing processes for optics include a number of low cost, automated high precision processes that have been developed and documented at the Company's manufacturing sites in Saxonburg, Pennsylvania, Port Richey, Florida, and Singapore. Manufacturing steps for the majority of the Company's optical products include:

  Grinding and Polishing. The Company rigorously tests starting materials in the optics fabrication process to assure conformity to specification for absorption, clarity, stress and purity. The manufacturing sequence typically involves grinding a part to the desired curvature and precision polishing the optic to the desired high quality surface shape and finish. The Company has developed specialized processes for fabricating visible, YAG, near infrared, and infrared optics. The Company has state-of-the-art, numerically controlled generating and grinding equipment and automated Synchrospeed optical polishing apparatus.

  Diamond Turning. The Company's diamond turning of metal mirrors involves state-of-the-art equipment for flycutting of flat metal reflectors and turning of contoured spherical or aspherical shapes. The ability to produce spherical and aspherical diffraction-free surfaces, due to a proprietary real-time feedback test system, provides the highest quality, high power handling copper reflecting mirrors available in the industry. The Company is currently investing in expansion of this manufacturing unit's capacity as the demand for these products has grown rapidly during the last few years.

  Thin Film Coating. Multilayer, thin film, visible and infrared coatings are produced by evaporating precisely controlled thicknesses of various substances from microprocessor controlled thermal or electron beam sources onto optical surfaces in custom built vacuum chambers. The know-how to control such process variables as time, pressure, gas flow and temperature are critical to achieving low-absorption, high adhesion and properly transmitting thin films. Production of zero defect coatings is a part of the proprietary knowledge of II-VI.

 Materials

  II-VI is a materials-based company. Processes used to produce these materials require long development periods, are capital intensive and involve precision process control. Yields are raised from minimal to acceptable as know-how and process consistency techniques are developed. The resulting barriers to entry limit competition.

  The Company's infrared components and materials primarily are made from compounds composed of elements from Groups II and VI of the Periodic Table of the Elements ("II-VI Compounds"). II-VI Compounds, a class of non-hygroscopic (do not absorb water) materials, are leading infrared transmitting materials. Their high infrared transmission efficiency, the key property needed for high-power infrared laser optics, is a result of low infrared absorption. Infrared absorption is low due to the type of bonding that exists within a II-VI crystalline structure and due to the relatively high molecular weights of the most useful II-VI Compounds. The Group II elements used by the Company are Zinc, Cadmium and Mercury and the Group VI elements used are Sulfur, Selenium and Tellurium.

  Materials manufactured by the Company include:

  Zinc Selenide. The Company manufactures fine grained polycrystalline Zinc Selenide by a proprietary chemical vapor deposition process. II-VI is one of two manufacturers of this material in the world and has earned the reputation for producing the lowest absorbing laser grade Zinc Selenide. The process involves high temperature disassociation of Hydrogen Selenide gas and a gas phase reaction with zinc vapor. Solid Zinc Selenide is deposited on graphite mandrels at high temperatures forming sheets of the material. Zinc Selenide is the principal material used in the Company's CO/2/ laser optics. All material is polished, inspected and laser tested for defects.

  Zinc Sulfide. The chemical vapor deposition process is also utilized to manufacture fine grained polycrystalline Zinc Sulfide. Some Zinc Sulfide is further processed to form Multispectral Zinc Sulfide. The Multispectral Zinc Sulfide is highly transmissive from the ultraviolet to the middle infrared wave lengths making it the material of choice for tank windows, for example, through which humans, laser range finders and guidance systems identify targets.

  Cadmium Zinc Telluride Substrates. II-VI utilizes vertical and horizontal Bridgman processes to grow its Cadmium Zinc Telluride single crystal substrate materials. The Bridgman processes involve direct solidification from a liquid melt with closely controlled unidirectional freezing in either a vertical or horizontal configuration. The substrates are mined from thoroughly tested Cadmium Zinc Telluride ingots utilizing precision crystal orientation techniques followed by a sequence of surface lapping and semiautomated diamond sawing. Wafers are precision sized then surfaced through a series of critical polishing and chemical etching steps.

  Cadmium Zinc Telluride for Nuclear Radiation Detectors. The high pressure vertical Bridgman process is used to grow Cadmium Zinc Telluride for nuclear radiation detectors. This proprietary process produces critical materials which when mated to hybrid front end electronics built by the Company are sold to industrial gauging and other equipment manufacturers. The high pressure Bridgman process yields products that are cost competitive with scintillator/photomultiplier devices.

  YAG Materials. Neodymium doped YAG, solid-state laser gain materials, are manufactured at the Company's Virgo Optics Division. The Company's precision process control and know-how result in consistent YAG rod products which are in high demand. The Company expects to have additional capacity for this material on-line within the next year. The Company competes in the YAG rod business on quality, price and delivery.

  Potassium Niobate and Single Crystal Zinc Selenide. The Company's material science expertise has developed frequency doubling Potassium Niobate in conjunction with an international laboratory. This frequency doubling material when coupled with a laser gain material and a laser pump can be used to generate blue, green or red light. Using this material, the Company offers monolithic laser assemblies to OEM's that are pursuing blue and green laser markets. Through another proprietary process the Company is producing single crystal Zinc Selenide which is used as a substrate in the production of blue light emitters and lasers.

 Sources of Supply

  The major raw materials used by the Company are Zinc, Selenium, Hydrogen Selenide, Hydrogen Sulfide, Cadmium, Tellurium, Yttrium Oxide, Aluminum Oxide and Iridium. The Company produces all of its Zinc Selenide and Zinc Sulfide requirements internally, although small quantities of Zinc Selenide and Zinc Sulfide may be purchased from outside vendors from time to time. The Company also purchases Gallium Arsenide, Copper, Silicon, Germanium, Quartz, optical glass and small quantities of other materials for use as base materials for laser optics. The Company purchases Thorium Fluoride and other materials for use in optical fabrication and coating processes. There are more than two suppliers for all of the above materials, except for Zinc Selenide and Hydrogen Selenide (excluding the Company) and Thorium Fluoride, for each of which there is only one proven source of merchant supply. For most materials, the Company has entered into annual purchase arrangements whereby suppliers provide discounts for annual volume purchases in excess of specified amounts.

  The continued high quality of these raw materials is critical to the stability of the Company's manufacturing yields. The Company conducts testing of materials at the onset of the production process to meet evolving customer requirements. Additional research may be needed to better define future starting material specifications. The Company has not experienced significant production delays due to a shortage of materials. However, the Company does occasionally experience problems associated with vendor supplied materials not meeting contract specifications for quality or purity. A significant failure of the Company's suppliers to deliver sufficient quantities of necessary high-quality materials on a timely basis could have a materially adverse effect on the Company's results of operations.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

  II-VI uses or generates certain hazardous substances in its research and manufacturing facilities. The Company believes that its handling of such substances is in material compliance with applicable local, state and federal environmental, safety and health regulations at each operating location. The Company invests substantially in proper protective equipment, process controls and specialized training to minimize risks to employees, surrounding communities and the environment due to the presence and handling of such hazardous substances. The Company annually conducts employee physical examinations and workplace air monitoring regarding such substances. When exposure problems or potential have been indicated, corrective actions have been implemented and re-occurrence has been minimal or non-existent. The Company does not carry environmental impairment insurance.

  Relative to its generation and use of the extremely hazardous substance Hydrogen Selenide, the Company has in place a government approved emergency response plan. Special attention has been paid to all procedures pertaining to this gaseous material to minimize the chances of its accidental release to the atmosphere.

  With respect to the use, storage and disposal of the low-level radioactive material Thorium Fluoride, the Company's facilities and procedures have been recently inspected and approved by the Nuclear Regulatory Commission. This material is utilized in the Company's thin film coatings. All Thorium Fluoride bearing by- products are collected and shipped as solid waste to a government approved low-level radioactive waste disposal site in Barnwell, South Carolina.

  The Company is a member of the Frontier Chemical Phase II PRP Group which has agreed with the Environmental Protection Agency to remove the contents of certain tanks at a site in Niagara Falls, New York. All site work has been completed and substantial progress has been made by the Group in meeting its financial obligations. Amounts currently reserved by the Company are immaterial and believed to cover its share of any remaining liabilities.

  The generation, use, collection, storage and disposal of all other hazardous by-products such as suspended solids containing heavy metals or airborne particulates are believed by the Company to be in material compliance with regulations. Management believes that all of the permits and licenses required for operation of the Company's business are in place. Although the Company is not aware of any material environmental, safety and health problems in its properties or processes, there can be no assurance that problems will not develop in the future which would have a materially adverse effect on the Company.

RESEARCH AND DEVELOPMENT

  The Company's research and development policy calls for the pursuit of a balanced program of internally funded and contract research and development totaling between 5 and 8 percent of product sales. From time to time the ratio of contract to internally funded activity varies significantly due to the unevenness and uncertainty associated with most government research programs. The Company is committed to accepting only funded research that ties closely to its growth plans.

  Company research and development activities focus on developing new proprietary products or on understanding, improving and automating crystal growth, low damage fabrication or optical thin film coating technologies. The Company performs commercial prototype and engineering work for customers and, in addition, participates in various government and university research and development consortia. The Company maintains an engineering, research and development staff of fifty. Thirty seven of the Company's employees are engineers or scientists. In addition, manufacturing personnel support or participate in research and development on an ongoing basis. Interaction between the development and manufacturing functions enhances the direction of projects, reduces costs and accelerates technology transfers.

  The Company is primarily engaged in ongoing research and development in the following areas: Zinc Selenide optical material production; vertical and horizontal Bridgman Cadmium Zinc Telluride crystal growth and substrate manufacturing; Zinc Selenide single crystal growth and substrate production; high pressure Bridgman Cadmium Zinc Telluride crystal growth and radiation detector manufacturing; YAG crystal production; Potassium Niobate crystal growth; automated, deterministic optical fabrication methods; optical thin film processes and products; and microlaser assemblies based on various combinations of YAG or yttrium vanadate gain materials with frequency doubling materials.

  Company funded research and development and contract research expenditures totaled approximately $1.1 million, $1.3 million and $1.4 million during fiscal 1993, 1994 and 1995, respectively. Contract research revenues during those respective years totaled approximately $1.1 million, $1.6 million and $1.2 million. The Company has been active in the various research and development programs including the Pennsylvania Ben Franklin Partnership program, the Federal Small Business Innovation Research programs of primarily the Department of Defense agencies and an ARPA sponsored industry team program focused on infrared materials producibility.

COMPETITION

  The Company believes that it is a leading producer of products and services in its addressed markets. In the area of high power CO/2/ laser optics and materials, II-VI believes it supplies over half of the world market. The Company is a leading supplier of Cadmium Zinc Telluride substrates used for infrared imaging arrays, and believes that it is the only supplier of Cadmium Telluride electro-optic modulators to U.S. and NATO defense contractors. The Company is a significant supplier of YAG rods and YAG laser optics to the worldwide markets of scientific, research, medical and industrial laser manufacturers.

  The Company competes on the basis of product quality, quick delivery, strong technical support and pricing. Management believes that the Company competes favorably with respect to these factors and that its vertical integration, manufacturing facilities and equipment, experienced technical and manufacturing employees, and worldwide marketing and distribution provide competitive advantages.

  II-VI has a number of present and potential competitors, many of which have greater financial, selling, marketing or technical resources. The lone competitor of the Company in the production of Zinc Selenide is Morton International's Advanced Materials Division. The competitors producing infrared and CO/2/ laser optics include Laser Power Optics and Coherent in the United States, and Sumitomo in Japan. Competing producers of YAG materials and optics include the Litton Airtron Division of Litton Industries and the Crystal Products Group of Union Carbide. The Company is not aware of any currently significant competitors for its Cadmium Zinc Telluride radiation detector product line.

  In addition to competitors who manufacture products similar to those of the Company, there are other technologies or materials that may compete with the Company's products. The markets for the nuclear radiation detector and the frequency doubling and blue emitter materials are in their infancy and could be affected by competing technologies.

EMPLOYEES

  As of June 30, 1995 the Company employed 323 persons worldwide. Of these employees, 50 are engaged in research, development and engineering, 206 in direct production, and the balance in sales and marketing, administration, finance and support services. The Company's production staff includes highly skilled optical craftsmen. None of the Company's employees is covered by a collective bargaining agreement, and the Company has never experienced any work stoppages. The Company has a long-standing policy of encouraging active employee participation in selected areas of operations management. The Company believes its relations with its employees to be good. The Company rewards its employees with incentive compensation based on achievement of performance goals.

FACILITIES

  The Company's headquarters are located in Saxonburg, Pennsylvania, 25 miles north of Pittsburgh, in a 55,000 square foot facility, on 41 acres of land, which was purchased in 1976. In addition the company has leases for its manufacturing and office space in Florida, Singapore, and Japan totaling 50,000 square feet.

  II-VI recently commenced construction of a new 20,000 square foot addition to its Saxonburg, Pennsylvania plant. This new facility will allow expansion of the Company's manufacturing operations.

PATENTS, TRADE SECRETS AND TRADEMARKS

  II-VI relies on its trade secrets and proprietary know-how to develop and maintain its competitive position. The Company has not pursued process patents due to the disclosures required in the patent process and the relative difficulties in successfully litigating process type patents. The Company has confidentiality and non-compete agreements with the executive officers and certain other personnel.

  The processes and specialized equipment utilized in crystal growth, infrared materials fabrication and infrared optical coatings as developed at the Company are complex and difficult to duplicate. However, there can be no assurance that others will not develop or patent similar technology or that all aspects of the Company's proprietary technology will be protected. Others have obtained patents covering a variety of infrared optical configurations and processes, and others could obtain patents covering technology similar to the Company's. The Company may be required to obtain licenses under such patents and there can be no assurance that the Company would be able to obtain such licenses, if required, on commercially reasonable terms, or that claims regarding rights to technology will not be asserted which may adversely affect the Company. In addition, Company research and development contracts with agencies of the United States Government present a risk that project-specific technology could be disclosed to competitors as contract reporting requirements are fulfilled.

  The Company holds four registered trademarks: the II-VI INCORPORATED(R) name; INFRAREADY OPTICS(R) for replacement optics for industrial CO/2/ lasers; EPIREADY(R) for low surface damage substrates for Mercury Cadmium Telluride epitaxy; and EV PRODUCTS(R) for products manufactured by the Company's eV Products division. The trademarks are registered with the United States Patent and Trademark Office, but not with any states. The Company is not aware of any interference or opposition to these trademarks in any jurisdiction.

                                  MANAGEMENT

  The executive officers and directors of the Company and their respective ages and positions are as follows:

          NAME           AGE POSITION WITH THE COMPANY
          ----           --- -------------------------
   Carl J. Johnson        53 Chairman, Chief Executive Officer and Director
   Francis J. Kramer      46 President, Chief Operating Officer and Director
   Herman E. Reedy        52 Vice President and General Manager of Quality and
                             Engineering
   James Martinelli       37 Treasurer and Director of Finance and Accounting
   Richard W. Bohlen      59 Director
   Thomas E. Mistler      53 Director
   Duncan A. J. Morrison  58 Director
   Peter W. Sognefest     54 Director

  CARL J. JOHNSON, a co-founder of the Company in 1971, serves as Chairman, Chief Executive Officer and a Director of the Company. He served as President of the Company from 1971 until 1985 and has been a Director since its founding and Chairman since 1985. From 1966 to 1971, Dr. Johnson was Director of Research & Development for Essex International, Inc., an automotive electrical and power distribution products manufacturer, now a subsidiary of United Technologies Corporation. From 1964 to 1966, Dr. Johnson worked at Bell Telephone Laboratories as a member of the technical staff. Dr. Johnson completed his Ph.D. in Electrical Engineering at the University of Illinois in 1969. He holds the B.S. and M.S. degrees in Electrical Engineering from Purdue University and Massachusetts Institute of Technology (MIT), respectively.

  FRANCIS J. KRAMER has been employed by the Company since 1983, has been its President and Chief Operating Officer since 1985 and was elected to the Board of Directors on August 26, 1989. Mr. Kramer joined the Company as Vice President and General Manager of Manufacturing, and was named Executive Vice President and General Manager of Manufacturing in 1984. Prior to his employment by the Company, Mr. Kramer was the Director of Operations for the Utility Communications Systems Group of Rockwell International Corporation. Mr. Kramer graduated from the University of Pittsburgh in 1971 with a B.S. in Industrial Engineering and from Purdue University in 1975 with an M.S. in Industrial Administration.

  HERMAN E. REEDY has been employed by the Company since 1977 and is Vice President and General Manager of Quality and Engineering. Previously, Mr. Reedy held positions at II-VI as General Manager of Quality and Engineering, Manager of Quality and Manager of Components. From 1973 until joining the Company, Mr. Reedy was employed by Essex International, Inc., now a subsidiary of United Technologies Corporation, serving last as Manager, MOS Wafer Process Engineering. Prior to 1973, he was employed by Carnegie-Mellon University and previously held positions with Semi-Elements, Inc., and Westinghouse Electric Corporation. Mr. Reedy is a 1975 graduate of the University of Pittsburgh with a B.S. degree in Electrical Engineering.

  JAMES MARTINELLI has been employed by the Company since 1986 and has served as Treasurer, Director of Finance and Accounting and Assistant Secretary since May of 1994. Mr. Martinelli joined the Company as Accounting Manager and was named Controller in 1990. Prior to his employment by the Company, Mr. Martinelli was Accounting Manager at Tippins Incorporated and Pennsylvania Engineering Corporation from 1980 to 1985. Mr. Martinelli graduated from Indiana University of Pennsylvania with a B.S. degree in Accounting and is a member of the Pennsylvania Institute of Certified Public Accountants.

  RICHARD W. BOHLEN has served as a Company Director since 1984. Mr. Bohlen was Senior Vice President, Operations, Rockwell International Corporation from 1989 to 1991. Previously, he was President of the Measurement and Flow Control Division of Rockwell International Corporation from 1986 to 1988. From 1977 until 1986, he was President of the Municipal and Utility Division at Rockwell. In 1972 he became Director of Technology for Rockwell's Industrial Products Group and served as Corporate Director of Business Strategy from 1973 to 1976. Mr. Bohlen spent the first fifteen years of his career in the aerospace industry with Grumman Corporation and Rockwell International Corporation. He formerly served as director of GF Corporation and as chairman and director of the Pacific Coast Gas Association. Mr. Bohlen holds the B.S., M.S. and MBA degrees from Massachusetts Institute of Technology (MIT), Polytechnic Institute of NY and California State University (Fullerton, California) respectively.

  THOMAS E. MISTLER has served as a Director of the Company since 1977. Mr. Mistler is currently General Manager of the Operating Plant Business Area for Westinghouse Electric Corporation in Pittsburgh, Pennsylvania. Since 1984, Mr. Mistler has served in various engineering, marketing and general management capacities with Westinghouse Electric Corporation in Morristown, New Jersey, and Pittsburgh, Pennsylvania. He was located in Riyadh from 1981 to 1984 where he served as President of Westinghouse Saudi Arabia Limited. Mr. Mistler joined Westinghouse Electric Corporation in 1965 after graduating from Kansas State University with B.S. and M.S. degrees in Nuclear Engineering.

  DUNCAN A. J. MORRISON has served as a Director of the Company since 1982. Mr. Morrison is President at ARRI Canada Limited. Previously, he was a Vice President of Corporate Financial Consulting with Seapoint Financial Corporation in Toronto, Canada. From 1987 until 1990, Mr. Morrison was the Chief Financial Officer of the CTV Television Network Ltd. in Toronto, Canada. From 1976 until 1986, Mr. Morrison was the Vice President/Controller of Copperweld Corporation in Pittsburgh, Pennsylvania. He was Vice President, Treasurer and the Comptroller of Kysor Industrial Corporation in Cadillac, Michigan from 1966 to 1976. Mr. Morrison is a director of Minder Research Corporation (electronics manufacturer). Mr. Morrison was born in Canada and graduated from Westerveld Business College in London, Ontario, with a B.A. in Accounting.

  PETER W. SOGNEFEST has served as a Director of the Company since 1979. Mr. Sognefest is President and Chief Executive Officer of LH Research, Inc. Until February 1994, he was President and Chief Executive Officer of IRT Corporation. Until 1992, Mr. Sognefest was Chairman of Digital Appliance Controls, Inc. (a wholly-owned subsidiary of Emerson Electric Company). He founded the company in 1984 to design, manufacture and market digital appliance controls and sold the company to Emerson Electric Company in July, 1991. Mr. Sognefest was previously Vice President and General Manager of the Industrial Electronics Division of Motorola, Inc. from 1982 to 1984. He joined Motorola, Inc. in 1977. From 1967 to 1977, he was with Essex Group, Inc., a wholly-owned subsidiary of United Technologies Corporation, where he held the position of General Manager of Semi-Conductor Operations. Mr. Sognefest holds the B.S. and M.S. degrees in Electrical Engineering from the University of Illinois. He is a former Senior Fellow at Mellon Institute in Pittsburgh, Pennsylvania, where he worked on the Essex Group Research Fellowship.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth information available to the Company as of August 15, 1995, regarding the ownership of the Company's Common Stock by (i) each of the Company's directors and nominees; (ii) each of the Company's Named Executive Officers; (iii) all executive officers and directors of the Company as a group; and (iv) each person or group known by the Company to beneficially own more than five percent (5%) of the Common Stock.

                                                      PERCENTAGE OF SHARES
                                                     BENEFICIALLY OWNED (1)
                                                  --------------------------
                                     SHARES        PRIOR TO         AFTER
                               BENEFICIALLY OWNED  OFFERING       OFFERING
                               ------------------ -----------    -----------
Carl J. Johnson (2)...........     1,290,624         25.2%          21.1%
 c/o II-VI Incorporated
 375 Saxonburg Boulevard
 Saxonburg, Pennsylvania 16056
Richard W. Bohlen.............        56,400          1.1%           0.9%
Thomas E. Mistler (3).........       182,390          3.6%           3.0%
Duncan A. J. Morrison.........        11,060          0.2%           0.2%
Peter W. Sognefest............        18,064          0.4%           0.3%
Francis J. Kramer (4).........        57,310          1.1%           0.9%
Herman E. Reedy (5)...........        49,590          1.0%           0.8%
James Martinelli (6)..........        20,632          0.4%           0.3%
All executive officers and
 directors as a group (eight
 persons) (2)-(7).............     1,686,070         32.7%          27.4%

--------

(1) Unless otherwise indicated, each of the shareholders named in the table has sole voting and investment power with respect to the shares beneficially owned, subject to the information contained in the footnotes to the table.

(2) Includes 902,552 shares of Common Stock over which Dr. Johnson has sole voting and investment power, 24,800 shares subject to vested options under the Option Plan, 184,000 shares over which Dr. Johnson has sole voting power and shared investment power (with a voting trust pursuant to rights of first refusal and option rights over shares held in the voting trust), and 58,842 shares in a charitable trust over which Dr. Johnson has shared voting and investment power. Also includes 120,430 shares held by Dr. Johnson's spouse, as to which shares he disclaims beneficial ownership.

(3) All such shares are held in a family trust. Does not include an aggregate of 3,000 shares beneficially owned by Mr. Mistler's father as custodian for the children of Mr. Mistler, as to which shares he disclaims beneficial ownership.

(4) Includes 21,400 shares subject to stock options held by Mr. Kramer and exercisable within 60 days of August 15, 1995.

(5) Includes 3,800 shares subject to stock options held by Mr. Reedy and exercisable within 60 days of August 15, 1995.

(6) Includes 8,900 shares subject to stock options held by Mr. Martinelli as exercisable within 60 days of August 15, 1995.

(7) Includes 58,900 shares subject to stock options held by executive officers and directors as a group and exercisable within 60 days of August 15, 1995.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders, except that shareholders are entitled to cumulate their votes in any election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable.

  The By-Laws of the Company, as amended, provide for the Board of Directors to be divided into three classes of directors, each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. As a result, approximately one-third of the Board of Directors is elected in each year, and at least two annual meetings are necessary to effect a change in a majority of the Company's directors. The effect of the staggered Board of Directors under cumulative voting as provided by the By-Laws of the Company is that shareholders entitled to vote a majority of the shares outstanding could not necessarily control the election of all positions on the Board of Directors subject to election in any one year, and that shareholders voting less than a majority of shares entitled to vote may be able to elect at least one director in any one year.

  The Articles of Incorporation and By-Laws of the Company require the approval by the holders of at least two-thirds of the outstanding shares of Common Stock for the removal of any director, class of director or the entire Board of Directors and for any change to any provision of the Articles of Incorporation or By-Laws providing for the number of directors, the classification of directors or the filling of vacancies on the Board of Directors, unless any such change is unanimously approved by the Board of Directors of the Company. The overall effect of these provisions regarding the classification of the Company's Board of Directors may be to render more difficult or to delay a change in control of the Company or the removal of incumbent management of the Company.

  All other matters submitted to a vote of the shareholders of the Company shall be adopted by the vote of a majority of the votes present, in person or by validly executed proxy, at any duly authorized meeting of shareholders.

PREFERRED STOCK

  The Preferred Stock may be issued in one or more series with such rights, preferences, privileges and restrictions as the Board of Directors may determine, including, but not limited to, voting rights, redemption provisions, dividend rates, liquidation preferences and conversion privileges, without further shareholder approval. The issuance of Preferred Stock, which could occur in a private placement, may have the effect of delaying, deferring or preventing a change in control of the Company. Issuance of Preferred Stock with special voting and conversion rights may adversely affect the voting power of the holders of Common Stock, possibly resulting in the loss of voting control to others. No such classes or series are currently established and no shares of Preferred Stock are outstanding, and at present the Company has no plans to issue any shares of Preferred Stock.

ANTI-TAKEOVER PROVISIONS

  In addition to certain provisions of its Articles of Incorporation and By-Laws discussed in "Description of Capital Stock--Common Stock" and "-- Preferred Stock" above which could have the effect of delaying, deferring or preventing a change in control of the Company, the Company is governed by certain "anti-takeover" provisions in the Pennsylvania Business Corporation Law ("PABCL"), including provisions that (i) prohibit certain business combinations, (ii) restrict voting rights associated with "controlling shares," (iii) require disgorgement of short-term profits upon disposition of stock by certain controlling persons, (iv) require severance payments and protection of collective bargaining agreements following certain control share acquisitions, (v) require a fair value be paid by that controlling shareholder for voting shares, (vi) allow a corporation to say "no" to a takeover bid, and (vii) allow the Board of Directors broad latitude in considering the best interests of the Company.

  Certain Business Combinations. The PABCL prohibits certain business combinations (as defined in the PABCL) involving a Pennsylvania corporation that has voting shares registered under the Exchange Act and an "interested shareholder" unless certain conditions are satisfied or an exemption is applicable. An "interested shareholder" is generally defined to include a person who beneficially owns at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation.

  Control Share Acquisitions. The PABCL provides that in a "control-share acquisition" the voting rights of a significant new shareholder of the corporation are conditioned upon the consent, given by a majority vote at a meeting of the independent shareholders of the corporation after disclosure by the new shareholder of certain information. If consent is not obtained, the new shareholder is effectively deprived of voting rights.

  Disgorgement. The PABCL provides that any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four (24) months prior to and eighteen (18) months succeeding the acquisition of such control is recoverable by the corporation.

  Severance Compensation and Protection of Labor Contracts. The PABCL provides severance payments to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, with ninety (90) days before or twenty-four (24) months after a control-share acquisition. In addition, the PABCL is designed to prevent the termination of any covered labor contract as a result of a business combination.

  Control Transactions. The PABCL provides that any holder of voting shares of a registered corporation who objects to a "control transaction" will be entitled to make a written demand on the "controlling person or group" for payment of the fair value of the voting shares of the corporation held by the shareholder. A "control transaction" is defined as the acquisition by a person or group (the controlling person or group) that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation.

  "Just Say No" Provisions. The PABCL contains a set of interrelated provisions designed to support the validity of company-specific arrangements to discourage hostile takeovers of corporations. The PABCL expressly provides a corporation the power to "accept, reject or take no action" with respect to a takeover bid. The PABCL also permits the unfavorable disparate treatment of a takeover bidder.

  Other Considerations. The PABCL allows the directors broad discretion in considering the best interests of the corporation. In addition to the "standard factors" the directors may consider in protecting the best interests of the Company, the directors may also consider the shortand long-term interests of the corporation and the resources, intent and conduct of any person seeking to acquire the corporation.

TRANSFER AGENT AND REGISTRAR

  American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Advest, Inc. and Cruttenden Roth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                        NUMBER
                                                                          OF
      UNDERWRITERS                                                      SHARES
      ------------                                                      ------
      Advest, Inc.....................................................
      Cruttenden Roth Incorporated....................................
                                                                       ---------
          Total....................................................... 1,000,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in
excess of $      per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers (who may include the
Underwriters) not in excess of $     per share. After the offering to the
public, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 150,000 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter, as shown in the above table, bears to the total shown.

  In connection with this offering, certain of the Underwriters and selling group members may engage in passive market making transactions in the Common Stock of the Company in the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids in the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

  The Company and its directors and executive officers have agreed that, without the prior written consent of the Representatives, they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, subject to certain limited exceptions.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, One Oxford Centre, 301 Grant Street, 20th Floor, Pittsburgh, Pennsylvania 15219-1410. Certain legal matters also will be passed upon for the Company by Sherrard, German & Kelly, P.C., 35th Floor, One Oliver Plaza, Pittsburgh, Pennsylvania 15222. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Kirkpatrick & Lockhart LLP, 1500 Oliver Building, Pittsburgh, Pennsylvania 15222.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of II-VI included and incorporated by reference in this Prospectus for the years ended June 30, 1995 and 1994, have been audited by Alpern, Rosenthal & Company, independent auditors, as set forth in their reports included and incorporated by reference herein. The consolidated financial statements and related financial statement schedule of II-VI included or incorporated by reference in this Prospectus for the year ended June 30, 1993, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports included and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission in accordance therewith. Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration

Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the principal offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such materials may be obtained upon written request from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C., at prescribed rates.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents filed with the Commission are incorporated into this Prospectus by reference:

  (1) The Company's Annual Report on Form 10-K for the year ended June 30,
1995;

  (2) The description of the Common Stock contained in the Company's Form 8-A;
and

  (3) The Company's Current Report on Form 8-K for the event dated December 29, 1994, as amended;

  (4) All other reports and other documents filed by the Company since June 30, 1995, pursuant to Section 13(a) or 15(d) of the Exchange Act.

  All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner of any of the Common Stock, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents shall not be provided unless they are specifically incorporated by reference into such documents. Requests for such copies of any document should be directed to II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056, Attention: James Martinelli, Treasurer and Director of Finance and Accounting, telephone: 412-562-4455.

                      II-VI INCORPORATED AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

II-VI INCORPORATED

 Independent Auditors' Reports............................................  F-2
 Consolidated Balance Sheets at June 30, 1994 and 1995....................  F-4
 Consolidated Statements of Earnings for the years ended June 30, 1993,
  1994 and 1995...........................................................  F-5
 Consolidated Statements of Shareholders' Equity for the years ended June
  30, 1993, 1994 and 1995.................................................  F-6
 Consolidated Statements of Cash Flows for the years ended June 30, 1993,
  1994 and 1995...........................................................  F-7
 Notes to Consolidated Financial Statements...............................  F-8

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 Basis of Presentation.................................................... F-16
 Unaudited Pro Forma Condensed Consolidated Statements of Operations...... F-17
 Notes to Unaudited Pro Forma Condensed Consolidated Statements of
  Operations.............................................................. F-18

                         INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTOR AND SHAREHOLDERS
OF II-VI INCORPORATED AND SUBSIDIARIES

  We have audited the accompanying consolidated balance sheets of II-VI Incorporated and Subsidiaries as of June 30, 1994 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the two years in the period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of II-VI Incorporated and Subsidiaries as of June 30, 1993 were audited by other auditors whose report dated August 11, 1993, expressed an unqualified opinion on those statements.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of II-VI Incorporated and Subsidiaries as of June 30, 1994 and 1995 and the results of their operations and their cash flows for each of the two years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note A to the consolidated financial statements, effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


Alpern, Rosenthal & Company
Pittsburgh, Pennsylvania
August 19, 1995

                         INDEPENDENT AUDITORS' REPORTS

To the Board of Directors and Stockholders of II-VI Incorporated
Saxonburg, Pennsylvania

  We have audited the accompanying consolidated statements of earnings, stockholders' equity, and cash flows of II-VI Incorporated and subsidiaries for the year ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of II-VI Incorporated and subsidiaries for the year ended June 30, 1993, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
August 11, 1993

                      II-VI INCORPORATED AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  JUNE 30,
                                                               ---------------
($000) EXCEPT SHARE DATA                                        1994    1995
------------------------                                       ------- -------
CURRENT ASSETS
Cash and equivalents.......................................... $ 1,734 $ 3,822
Accounts receivable--less allowance for doubtful accounts of
 $125 in 1994 and $261 in 1995................................   3,683   5,412
Inventories...................................................   3,204   4,165
Deferred income taxes.........................................     269     309
Prepaid and other current assets..............................     260     376
                                                               ------- -------
Total Current Assets..........................................   9,150  14,084
PROPERTY, PLANT & EQUIPMENT, NET..............................   8,093   9,892
OTHER ASSETS..................................................     327     391
                                                               ------- -------
TOTAL ASSETS.................................................. $17,570 $24,367
                                                               ======= =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable.............................................. $   444 $   835
Accrued salaries, wages and bonuses...........................     737   2,114
Income taxes payable..........................................     375     585
Accrued profit sharing contribution...........................      70     278
Other current liabilities.....................................     613   1,027
Current portion of long-term debt.............................     263     373
                                                               ------- -------
Total Current Liabilities.....................................   2,502   5,212
LONG-TERM DEBT (LESS CURRENT PORTION).........................      --   1,190
DEFERRED INCOME TAXES.........................................     831     967
COMMITMENTS & CONTINGENCIES...................................      --      --
SHAREHOLDERS' EQUITY
Preferred stock, no par value; authorized--5,000,000 shares;
 unissued.....................................................      --      --
Common stock, no par value; authorized--30,000,000 shares;
 issued--5,585,607 shares in 1994; 5,669,987 in 1995..........   4,184   4,485
Cumulative translation adjustment.............................      10     (17)
Retained earnings.............................................  11,142  13,660
                                                               ------- -------
                                                                15,336  18,128
Less treasury stock at cost...................................   1,099   1,130
                                                               ------- -------
Total Shareholders' Equity....................................  14,237  16,998
                                                               ------- -------
                                                               $17,570 $24,367
                                                               ======= =======


                See notes to consolidated financial statements.

                      II-VI INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                         YEAR ENDED JUNE 30,
                                                       ------------------------
($000 EXCEPT PER SHARE DATA)                            1993    1994     1995
----------------------------                           ------- -------  -------
REVENUES
Net sales:
  Domestic............................................ $ 7,860 $ 8,301  $13,697
  International.......................................   8,207   8,787   12,901
Contract research and development.....................   1,102   1,593    1,162
                                                       ------- -------  -------
                                                        17,169  18,681   27,760
                                                       ------- -------  -------
COSTS, EXPENSES AND OTHER INCOME
Cost of goods sold....................................  11,421  11,313   15,765
Contract research and development.....................     820   1,040      923
Internal research and development.....................     266     251      447
Selling, general and administrative expenses..........   4,455   5,159    7,324
Interest expense......................................      75      36       57
Gain on sale of investment............................      --    (699)      --
Other expense (income)--net...........................      19    (123)    (143)
                                                       ------- -------  -------
                                                        17,056  16,977   24,373
                                                       ------- -------  -------
EARNINGS BEFORE INCOME TAXES..........................     113   1,704    3,387
INCOME TAXES..........................................      38     569      869
                                                       ------- -------  -------
NET EARNINGS.......................................... $    75 $ 1,135  $ 2,518
                                                       ------- -------  -------
EARNINGS PER SHARE.................................... $  0.01 $  0.22  $  0.48
                                                       ======= =======  =======


                See notes to consolidated financial statements.

                      II-VI INCORPORATED AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

                         COMMON STOCK                       TREASURY STOCK
                         -------------                      --------------
                                       CUMULATIVE
                                       TRANSLATION RETAINED
(000)                    SHARES AMOUNT ADJUSTMENT  EARNINGS SHARES AMOUNT    TOTAL
-----                    ------ ------ ----------- -------- ------ -------  -------
BALANCE--JULY 1, 1992... 5,550  $4,145    $ --     $ 9,932   (422) $  (718) $13,359
Purchase of treasury        --      --      --          --    (93)    (217)    (217)
 stock..................
Net earnings for the        --      --      --          75     --       --       75
 year...................
                         -----  ------    ----     -------   ----  -------  -------
BALANCE--JUNE 30, 1993.. 5,550   4,145      --      10,007   (515)    (935)  13,217
Shares issued under the
 stock option plan......    36      39      --          --     --       --       39
Purchase of treasury        --      --      --          --    (51)    (164)    (164)
 stock..................
Net earnings for the        --      --      --       1,135     --       --    1,135
 year...................
Translation adjustment..    --      --      10          --     --       --       10
                         -----  ------    ----     -------   ----  -------  -------
BALANCE--JUNE 30, 1994.. 5,586   4,184      10      11,142   (566)  (1,099)  14,237
Shares issued under the
 stock option plan......    84     131      --          --     --       --      131
Purchase of treasury        --      --      --          --     (5)     (31)     (31)
 stock..................
Net earnings for the        --      --      --       2,518     --       --    2,518
 year...................
Translation adjustment..    --      --     (27)         --     --       --      (27)
Tax benefit for options     --     170      --          --     --       --      170
 exercised..............
                         -----  ------    ----     -------   ----  -------  -------
BALANCE--JUNE 30, 1995.. 5,670  $4,485    $(17)    $13,660   (571) $(1,130) $16,998
                         =====  ======    ====     =======   ====  =======  =======


                See notes to consolidated financial statements.

                      II-VI INCORPORATED AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED JUNE 30,
                                                   -------------------------
($000)                                              1993     1994     1995
------                                             -------  -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings................................       $    75  $ 1,135  $ 2,518
Adjustments to reconcile net earnings to net
 cash provided by operating activities:
  Depreciation and amortization.............         1,754    1,835    2,006
  Gain on sale of investment................            --     (699)      --
  Loss (gain) on foreign currency
   transactions.............................            24     (140)    (171)
  Net loss on disposal of property and
   equipment................................           103       61       19
  Deferred income taxes.....................          (207)     (17)      96
  Increase (decrease) in cash from
   changes in:
    Accounts receivable.....................        (1,054)    (245)    (826)
    Inventories.............................           (97)    (263)    (384)
    Accounts payable........................           343     (300)     196
    Other operating net assets..............          (148)   1,015    1,917
                                                   -------  -------  -------
Net cash provided by operating activities...           793    2,382    5,371
                                                   -------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant & equipment....        (1,932)  (1,643)  (2,384)
Proceeds from sale of property, plant &
 equipment..................................            53        6       --
Proceeds from sale of investment............           740       --       --
Proceeds on note receivable.................            90       --       --
Net cash on purchase of Virgo Optics........            --       --   (2,353)
Additions to other assets...................           (10)    (247)    (115)
                                                   -------  -------  -------
Net cash used in investing activities.......        (1,059)  (1,884)  (4,852)
                                                   -------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
(Payments) proceeds on short-term
 borrowings.................................          (109)      --    1,472
Proceeds from long-term borrowings..........            --       --      108
Payments on long-term borrowings............          (610)    (501)    (281)
Proceeds from sale of common stock..........            --       39      301
Purchase of treasury stock..................          (217)    (164)     (31)
                                                   -------  -------  -------
Net cash provided by (used in) financing
 activities.................................          (936)    (626)   1,569
                                                   -------  -------  -------
Net increase (decrease) in cash and
 equivalents................................        (1,202)    (128)   2,088
                                                   -------  -------  -------
CASH AND EQUIVALENTS:
Beginning of year...........................         3,064    1,862    1,734
                                                   -------  -------  -------
End of year.................................       $ 1,862  $ 1,734  $ 3,822
                                                   =======  =======  =======

                See notes to consolidated financial statements.

                      II-VI INCORPORATED AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED JUNE 30, 1993, 1994 AND 1995

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation   The consolidated financial statements include
II-VI Incorporated and its wholly owned subsidiaries II-VI Worldwide, Inc., II-VI Delaware, Inc., II-VI Japan Incorporated, II-VI Virgo Incorporated and its 97.5%-owned subsidiary, II-VI Singapore Pte., Ltd. All significant intercompany transactions and balances have been eliminated.

  Inventories   Inventories are valued at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventory costs include material, labor and manufacturing overhead.

  Depreciation   Depreciation for financial reporting purposes is computed
primarily by the straight-line method over the estimated useful lives of the assets.

  Foreign Currency Translation   For II-VI Japan Incorporated, the local
currency is the functional currency for purposes of translating the local currency asset and liability accounts at current exchange rates. The resulting translation adjustments are accumulated as a separate component of Shareholders' Equity. For other foreign operations, the U.S. dollar is the functional currency. Gains and losses resulting from translating asset and liability accounts that are denominated in currencies other than the functional currency are included in income.

  Income Taxes   Effective July 1, 1993, the Company adopted Statement of
Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS
109). The cumulative effect of adopting SFAS 109 on the Company's financial statements was not material.

  Under SFAS 109, deferred taxes are determined based on the differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the assets or liabilities are expected to be settled. A valuation allowance is established for any deferred tax asset for which realization is not considered likely. No deferred taxes have been provided for the income tax which would be incurred on repatriation of the undistributed earnings of the Company's foreign subsidiaries because the Company intends to indefinitely reinvest the earnings outside the United States.

  Revenue Recognition   Revenue, other than on long-term U.S. Government sales
contracts and subcontracts, is recognized from sales when a product is shipped. Revenue on long-term U.S. Government sales contracts and subcontracts is accounted for using the percentage-of-completion method, whereby revenue and profits are recognized throughout the performance period of the contract. Losses on contracts are recorded in full when identified.

  Earnings Per Share   Earnings per share is calculated using the weighted
average number of shares outstanding giving retroactive effect to the two-for-one stock split (see Note M) and assuming dilutive stock options outstanding were exercised at the beginning of the year or at the date of issuance, if later. Weighted average shares outstanding for 1993, 1994 and 1995 used in the earnings per share calculation were 5,254,752, 5,061,376 and 5,289,072, respectively. (See Note M)

  Cash For purposes of the statement of cash flows, the Company considers highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The majority of cash and cash equivalents are on deposit at the parent's U.S. bank. Sufficient cash to fund foreign subsidiary current operations is on deposit at Japan and Singapore banks.

  Nature of Business   The Company designs, manufactures and markets optical and
electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray instruments and applications. The Company's products are used in lasers for industrial processing and commercial and military sensing systems. The Company markets its products in the United
States through its direct sales force and worldwide through its wholly-owned sales subsidiary, II-VI Japan, and manufacturers' representatives.

  The Company uses certain uncommon materials and compounds to manufacture its products. Some of these materials are available from only one proven outside source. The continued high quality of these raw materials is critical to the stability of the Company's manufacturing yields. The Company has not experienced significant production delays due to a shortage of materials. However, the Company does occasionally experience problems associated with vendor supplied materials not meeting contract specifications for quality or purity. A signficant failure of the Company's suppliers to deliver sufficient quantities of necessary high quality materials on a timely basis could have a material adverse effect on the Company's results of operations.

  Estimates   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Acquisition   On December 29, 1994, the Company acquired the net assets of
Virgo Optics Division of Sandoz Chemicals Corporation ("Virgo Optics"). The acquisition was accounted for as a purchase and included inventory, accounts receivable, machinery and equipment and certain current liabilities. The purchase price was allocated as follows:

      Accounts receivable........................................... $  720,000
      Inventory.....................................................    400,000
      Machinery and equipment.......................................  1,387,000
      Other assets..................................................      3,000
                                                                     ----------
                                                                      2,510,000
      Current liabilities...........................................   (157,000)
                                                                     ----------
      Cash purchase price........................................... $2,353,000
                                                                     ==========

  The following pro forma financial information is based upon the historical financial statements of II-VI Incorporated and Virgo Optics, adjusted to give effect to the acquisition of substantially all of the assets and the assumption of certain liabilities of Virgo Optics and the integration of the activities of II-VI Incorporated and Virgo Optics. This information assumes that such events occurred on the first day of II-VI Incorporated's 1994 fiscal year (July 1, 1993).

  This information does not purport to present what II-VI Incorporated's results of operations actually would have been had the acquisition occurred on July 1, 1993, or to project the actual results of operations for any future period.

                                                            PRO FORMA RESULTS
                                                                 FOR THE
                                                           YEAR ENDED JUNE 30,
                                                           -------------------
      ($000) EXCEPT SHARE DATA                               1994      1995
      ------------------------                             --------- ---------
      Revenues............................................ $  22,806 $  30,164
      Net Earnings........................................     1,098     2,856
      Earnings Per Share..................................      0.22      0.54

NOTE B
INVENTORIES

The components of inventories are as follows:

                                                                     JUNE 30,
                                                                   -------------
      ($000)                                                        1994   1995
      ------                                                       ------ ------
      Raw materials............................................... $1,753 $1,750
      Work in process.............................................    730  1,348
      Finished goods..............................................    721  1,067
                                                                   ------ ------
      Total....................................................... $3,204 $4,165
                                                                   ====== ======

NOTE C
PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (at cost) consist of the following:

                                                                   JUNE 30,
                                                                ---------------
      ($000)                                                     1994    1995
      ------                                                    ------- -------
      Land and land improvements............................... $   307 $   307
      Buildings and improvements...............................   3,743   4,258
      Machinery and equipment..................................  14,305  17,486
                                                                ------- -------
                                                                 18,355  22,051
      Less accumulated depreciation............................  10,262  12,159
                                                                ------- -------
      Total.................................................... $ 8,093 $ 9,892
                                                                ======= =======

NOTE D
NOTE PAYABLE

  The Company has a line of credit (cash overdraft) facility with a Singapore bank which permits maximum borrowings of approximately $572,000. Borrowings are payable upon demand with interest being charged at the rate of 1.5% above the bank's prevailing prime lending rate. The interest rate at June 30, 1995 was 7.5%. At June 30, 1995 there were no borrowings under this facility.

NOTE E
DEFERRED GAIN ON SALE OF INVESTMENT

  In fiscal 1994, the Company recognized $699,000 of gain resulting from the sale, in 1993, of its ownership in its former Japanese distributor. The gain had been deferred in order to match it with the final negotiated costs, if any, of terminating the agency agreement with the distributor. Final termination of the agency agreement took place in fiscal 1994.

NOTE F
LONG-TERM DEBT

  Long-term debt at June 30, 1994, consisted of borrowings on a term loan due to a Singapore bank. Principal payments were being made in seven equal semi-annual installments, with the final installment being paid in September 1994. The loan was collateralized by all assets of II-VI Singapore Pte., Ltd. and was guaranteed by a standby letter of credit.

  Long-term debt at June 30, 1995 consists of an installment loan in the amount of $91,000 at the Company's Singapore location due to mature in August 2000 with equal monthly payments due on this loan including interest calculated at an annual interest rate of 7.5%, and a note payable in the amount of $1,472,000 at the Company's Japan location. At June 30, 1995, the terms of the note payable called for monthly principal payments plus interest charged at the rate of .5% above the bank's prevailing prime lending rate for a five year period. The bank was to review the borrowing agreement annually and at that time had the option of calling the loan. The interest rate at June 30, 1995 was 2.875%. These borrowings are guaranteed by the Parent Company.

  Subsequent to June 30, 1995, the callable feature of the note payable was amended to December 1996. Based upon this amendment, $1,190,000 has been recorded in the accompanying balance sheet as long-term debt.

  The Company has entered into foreign currency forward contracts in order to hedge its currency exposure in Japan. Gains and losses on those contracts are recognized as they occur. At June 30, 1995, the Company had contracts outstanding of approximately $735,000. The counterparties to these financial instruments consist of large financial institutions, and the Company does not believe that it is subject to any significant credit risk associated with these contracts.

  Interest payments made during the years ended June 30, 1993, 1994 and 1995 totaled $82,000, $41,000 and $48,000 respectively.

NOTE G
INCOME TAXES

  The components of income tax expense are as follows:

                                                          YEAR ENDED JUNE 30,
                                                         -----------------------
      ($000)                                              1993     1994    1995
      ------                                             -------  ------  ------
      Current:
        Federal......................................... $   207  $  491  $  534
        State...........................................      --      54     174
        Foreign.........................................      38      41      65
      Deferred..........................................    (207)    (17)     96
                                                         -------  ------  ------
      Total............................................. $    38  $  569  $  869
                                                         =======  ======  ======

  Deferred income taxes reflect the net effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Principal items comprising net deferred income tax liabilities are as follows:

                                                                   JUNE 30,
                                                                 --------------
      ($000)                                                      1994    1995
      ------                                                     ------  ------
      DEFERRED TAX LIABILITIES
      Tax over book accumulated depreciation.................... $1,106  $1,008
                                                                 ------  ------
      DEFERRED TAX ASSETS
      Alternative minimum tax carryforward...................... $  275  $   --
      Inventory capitalization..................................    121     134
      Non-deductible accruals...................................    148     175
      Net operating loss carryforwards - state..................     47      41
                                                                 ------  ------
      Gross deferred tax asset..................................    591     350
      Allowance for deferred tax assets.........................    (47)     --
                                                                 ------  ------
      Net deferred tax assets...................................    544     350
                                                                 ------  ------
      Net deferred tax liabilities.............................. $  562  $  658
                                                                 ======  ======

  The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $950,000 would have been required.

  The source of differences resulting in deferred income tax expense (credit) and the related tax effect of each were as follows:

                                                           YEAR ENDED JUNE 30,
                                                         ----------------------
      ($000)                                              1993    1994    1995
      ------                                             ------  ------  ------
      Depreciation...................................... $   94  $  (58) $ (98)
      Inventory capitalization..........................     (2)    (13)   (13)
      Alternative minimum tax carryforward..............    (96)    (34)   275
      Gain on sale of investment........................   (238)    238     --
      Other--Primarily non-deductible accruals..........     35    (150)   (68)
                                                         ------  ------  -----
      Total............................................. $ (207) $  (17) $  96
                                                         ======  ======  =====

  The reconciliation of income tax expense at the statutory federal rate to the reported income tax expense is as follows:

                                                     YEAR ENDED JUNE 30,
                                            -----------------------------------
      ($000)                                1993    %   1994    %    1995    %
      ------                                -----  ---  -----  ---  ------  ---
      Taxes at statutory rate.............  $  38   34  $ 579   34  $1,152   34
      Increase (decrease) in taxes
       resulting from:
        State income taxes--net of federal
           benefit........................     --   --     35    2      88    3
        Excludable FSC income.............     --   --     --   --     (45)  (1)
        Excludable foreign income.........   (103) (91)  (164) (10)   (376) (11)
        Foreign taxes.....................     38   34     27    2      43    1
        Non-deductible expenses...........     65   57     92    5       7    0
                                            -----  ---  -----  ---  ------  ---
      Total...............................  $  38   34  $ 569   33  $  869   26
                                            =====  ===  =====  ===  ======  ===

  One of the Company's foreign subsidiaries operates under a tax holiday and does not pay income taxes. The tax holiday expires in March 1997.

  During the years ended June 30, 1993, 1994 and 1995, cash paid by the Company for income taxes was approximately $245,000, $125,000 and $379,000, respectively.

NOTE H
OPERATING LEASES

  The Company leases certain property under operating leases that expire at various dates through 1997. Future rental commitments applicable to the operating leases at June 30, 1995 are approximately $372,000 and $200,000 for 1996 and 1997, respectively. Rent expense was approximately $109,000, $303,000 and $462,000 for the years ended June 30, 1993, 1994 and 1995, respectively.

NOTE I
STOCK OPTION PLANS

  The Company has a stock option plan under which stock options have been granted by the Board of Directors to certain officers and key employees, with 1,240,000 shares of common stock reserved for use under this plan. All stock options granted to-date have been at market price at the date of grant. Twenty to twenty-five percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter.

  Stock option activity relating to the plan in each of the three years ended June 30, 1995 is as follows:

                                                 NUMBER OF SHARES    PER SHARE
                       OPTIONS                   SUBJECT TO OPTION  PRICE RANGE
                       -------                   ----------------- -------------
      Outstanding--July 1, 1992.................      398,440      $1.11 - $3.94
      Granted...................................        3,000              $1.25
      Exercised.................................         (440)             $1.11
      Forfeited.................................      (46,600)     $1.11 - $3.69
                                                      -------      -------------
      Outstanding--June 30, 1993................      354,400      $1.11 - $3.94
      Granted...................................       34,000      $1.32 - $1.50
      Exercised.................................      (35,000)             $1.11
      Forfeited.................................      (25,600)     $1.83 - $3.64
                                                      -------      -------------
      Outstanding--June 30, 1994................      327,800      $1.11 - $3.94
      Granted...................................      254,000      $1.97 - $4.94
      Exercised.................................      (84,380)     $1.11 - $2.69
      Forfeited.................................      (54,900)     $1.25 - $3.94
                                                      -------      -------------
      Outstanding--June 30, 1995................      442,520      $1.11 - $4.94
                                                      =======      =============

  Outstanding options at June 30, 1995, by expiration date are as follows:

                                                      NUMBER OF SHARES PER SHARE
                                                      ---------------- ---------
      May 1996.......................................       1,240        $2.69
      May 1997.......................................      26,400        $1.11
      May 1999.......................................       8,000        $3.69
      August 2000....................................      62,700        $1.83
      February 2002..................................      53,980        $2.13
      June 2002......................................       3,000        $2.13
      February 2003..................................      30,000        $1.32
      April 2004.....................................       3,200        $1.50
      July 2004......................................      30,000        $2.00
      July 2004......................................       4,000        $1.97
      September 2004.................................     100,000        $2.69
      December 2004..................................     112,000        $3.94
      February 2005..................................       8,000        $4.94
                                                          -------
      Total..........................................     442,520
                                                          =======

  The Company added a nonemployee directors stock option plan in 1995, with 120,000 shares of common stock reserved for use under this plan. All stock options granted to-date have been at market price on the date of grant. Twenty percent of the options granted may be exercised one year from the date of grant with comparable annual increases on a cumulative basis each year thereafter.

  The number of shares subject to option for options granted in 1995 was 60,000 at an option price of $4.00 per share. The outstanding shares subject to option at June 30, 1995 was 60,000 and as of that date none were exercisable.

NOTE J
EMPLOYEE BENEFIT PLANS

  Eligible employees of the Company participate in a profit-sharing retirement plan. Contributions to the plan are made at the discretion of the Company's Board of Directors and were approximately $13,000 in 1993, $70,000 in 1994 and $259,000 in 1995.

  The Company has an employee stock purchase plan for all employees who have six months of continuous employment with the Company. The employee may purchase the common stock at 5% below the prevailing market price. The amount of shares which may be bought by an employee is limited to 10% of the employee's base pay for each fiscal year. The plan, as amended, limits the number of shares of common stock available for purchase to 200,000 shares. At June 30, 1995, 133,878 shares of common stock were available for purchase under the plan.

  The Company has no program for postretirement health and welfare and postemployment benefits.

NOTE K
INTERNATIONAL AND DOMESTIC OPERATIONS AND EXPORT SALES

                                                         YEAR ENDED JUNE 30,
                                                       ------------------------
($000)                                                  1993     1994    1995
------                                                 -------  ------- -------
Sales:
  United States....................................... $17,191  $18,640 $26,644
  International.......................................   3,787    6,070  11,158
                                                       -------  ------- -------
Total................................................. $20,978  $24,710 $37,802
                                                       -------  ------- -------
Sales or transfers between geographic areas
  United States....................................... $ 1,003  $ 3,126 $ 5,847
  International.......................................   2,806    2,903   4,195
                                                       -------  ------- -------
Total.................................................   3,809    6,029  10,042
                                                       -------  ------- -------
Net sales............................................. $17,169  $18,681 $27,760
                                                       =======  ======= =======
Operating income (loss):
  United States....................................... $  (597) $   135 $ 1,860
  International.......................................     804      783   1,440
                                                       -------  ------- -------
Total operating income................................ $   207  $   918 $ 3,300
                                                       =======  ======= =======
Identifiable assets:
  United States....................................... $15,488  $14,521 $20,633
  International.......................................   1,777    3,049   3,734
                                                       -------  ------- -------
Total assets.......................................... $17,265  $17,570 $24,367
                                                       =======  ======= =======

--------
Sales to Western Europe and Asia comprised 87% of total export sales from the United States in 1995, 91% in 1994 and 88% in 1993.

NOTE L
CONTINGENCY

  The Company is a member of the Frontier Chemical Phase II PRP Group which has agreed with the Environmental Protection Agency to remove the contents of certain tanks at a site in Niagara Falls, New York. All site work has been completed and substantial progress has been made by the Group in meeting its financial obligations. Based on the information available, the Company has recorded $26,000 as its best estimate of its share of the remaining liability as of June 30, 1995.

NOTE M
SUBSEQUENT EVENTS

  On August 16, 1995, the Board of Directors declared a two-for-one split of II-VI's common stock to be distributed to shareholders of record on August 30, 1995, effective at the close of business September 6, 1995. Weighted average shares outstanding and all per share amounts included in the consolidated financial statements and notes are based on the increased number of shares giving retroactive effect to the stock split, unless otherwise noted.

  On August 19, 1995 the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission covering a proposed public offering of 1,000,000 shares of newly issued common stock.

                      II-VI INCORPORATED AND SUBSIDIARIES
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

  The following Unaudited Pro Forma Condensed Consolidated Statements of Operations are based on the historical financial statements of the Company and the Virgo Optics Division of Sandoz Chemicals Corporation ("Virgo Optics"), adjusted to give effect to the acquisition of substantially all of the assets and the assumption of certain liabilities of Virgo Optics and the integration of the activities of the Company and Virgo Optics. These statements assume that such events occurred on the first day of the Company's 1995 fiscal year (July 1, 1994) and reflect the purchase accounting method for the acquisition.

  These statements do not purport to present what the Company's actual results of operations would have been had the acquisition occurred on July 1, 1994, or to project the results of operations for any future period.

                      II-VI INCORPORATED AND SUBSIDIARIES
                  UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                         YEAR ENDED JUNE 30, 1995
                            -----------------------------------------------------
                                                                       II-VI &
                                        VIRGO OPTICS    ACQUISITION  VIRGO OPTICS
                             II-VI     FOR THE PERIOD    PRO FORMA    PRO FORMA
                            REPORTED  7/1/94 - 12/29/94 ADJUSTMENTS  CONSOLIDATED
                            --------  ----------------- -----------  ------------
                            (NOTE 1)      (NOTE 2)       (NOTE 2)
Revenues
  Net Sales................ $26,598        $2,404                      $29,002
  Contract R&D.............   1,162             0                        1,162
                            -------        ------                      -------
    Total..................  27,760         2,404                       30,164
                            -------        ------                      -------
Costs, Expenses & Other
  Income
  Cost of goods sold.......  15,765         1,685(a)       (172)(e)     17,278
  Contact research and
    development............     923             0                          923
  Internal research and
    development............     447           105                          552
  Selling, general and
    administrative
    expenses...............   7,324           564          (121)(d)      7,767
  Interest and other
    expense--net...........     (86)          117(b)         42(f)          73
                            -------        ------                      -------
    Total..................  24,373         2,471                       26,593
                            -------        ------                      -------
Earnings (Loss) Before
Income Taxes...............   3,387           (67)                       3,571
Income Tax Expense
  (Benefit)................     869          (229)(c)        75(g)         715
                            -------        ------                      -------
Net Earnings (Loss)........ $ 2,518        $  162                      $ 2,856
                            =======        ======                      =======
Earnings per Share.........   $0.48                                      $0.54
Weighted Average Shares
  Outstanding (1)..........   5,289                                      5,289

--------
(1) Includes effect of a two-for-one stock split


     See accompanying Notes to Pro Forma Condensed Statements of Operations

                      II-VI INCORPORATED AND SUBSIDIARIES
      NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

1. II-VI INCORPORATED AND SUBSIDIARIES HISTORICAL:

  The historical amounts represent II-VI Incorporated's results of operations for the year ended June 30, 1995, as reported in the historical consolidated financial statements of II-VI Incorporated, included elsewhere in this Prospectus.

2. VIRGO OPTICS ACQUISITION:

  On December 29, 1994, the Company acquired the net assets of the Virgo Optics Division of Sandoz Chemicals Corporation for $2.4 million in cash. The acquisition was accounted for as a purchase and included inventory, accounts receivable, machinery and equipment and certain current liabilities.

  Following are notes regarding the Virgo Optics historical information and pro forma adjustments for the acquisition:

NOTES TO VIRGO OPTICS RESULTS FROM 7/1/94 - 12/29/94:

    The Virgo Optics results for the period 7/1/94 through 12/31/94 include the following items which the Company does not anticipate occurring in the future:

(a) This amount includes a one time credit of $235,000 to properly reflect the inventory obsolescence reserve.

(b) This amount includes a $107,000 loss on the disposal of certain assets.

(c) This amount includes a $200,000 credit to properly reflect Virgo Optics' tax position at December 31, 1994

PRO FORMA ADJUSTMENTS:

(d) This pro forma adjustment reflects the elimination of certain intercompany royalty and commission payments paid to the former parent of Virgo Optics.

(e) This pro forma adjustment reflects $32,000 in reduced lease costs as a result of negotiating the lease during the acquisition, and a reduction in depreciation expense of $140,000 as a result of recording depreciation based on fair market values as of the date of acquisition.

(f) This pro forma adjustment reflects the estimated decrease in interest income as a result of acquiring the assets of Virgo through the use of cash.

(g) This pro forma adjustment reflects the net impact on income tax expense as a result of the pro forma adjustments.

NEW THRUSTS...



               [PHOTO]                          [PHOTO]

[GRAPHIC: Photo of a diode pumped       [GRAPHIC: Photo of "Filtec" liquid
microlaser assembly generating blue     level gauging instrument operating
light]                                  in a bottling plant with inset
                                        showing eV PRODUCTS gamma-ray detector
                                        next to liquid container.

Blue Light Components. The Company's    Industrial Gauging. Gamma-ray detectors
Virgo Optics Division is developing     developed by the Company's eV PRODUCTS
and marketing potassium niobate based   Division are being incorporated
microlaser assemblies (MLA's) for use   by industrial gauging OEM's into
by laser OEM's. Diode pumped MLA's      instruments for controlling quality
have recently produced up to 50 mW of   on high speed production lines.
blue laser light. The Company is also   Liquid level, sheet thickness and
introducing single crystal Zinc         uniformity, density, total mass,
Selenide substrates for use by          fill ratio and other critical quality
developers of blue light laser diodes.  factors are measurable using nuclear radiation.



-------------------------------------------------------------------------------

FOR A GLOBAL II-VI...


[GRAPHIC: The world map with four II-VI locations pictured in insets]

              [PHOTO]

II-VI Incorporated
Headquarters and eV Products Division
Saxonburg, PA USA



       [PHOTO]                    [PHOTO]                     [PHOTO]

Virgo Optics Division          II-VI Singapore              II-VI Japan
Port Richey, FL USA

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CURRENT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page

Prospectus Summary..........................................................   3
Risk Factors................................................................   5
Use of Proceeds.............................................................   9
Price Range of Common Stock.................................................  10
Dividend Policy.............................................................  10
Capitalization..............................................................  11
Selected Consolidated Financial Data........................................  12
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations..............................................................  13
Business....................................................................  19
Management..................................................................  28
Principal Shareholders......................................................  30
Description of Capital Stock................................................  31
Underwriting................................................................  33
Legal Matters...............................................................  34
Experts.....................................................................  34
Available Information.......................................................  34
Information Incorporated by Reference.......................................  35
Index to Consolidated Financial Statements.................................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,000,000 Shares

                         [LOGO OF II-VI Incorporated]

                                 Common Stock

                               ----------------
                                  PROSPECTUS
                               ----------------

                                 ADVEST, INC.
                                CRUTTENDEN ROTH
                                 INCORPORATED

                               ----------------

                                          , 1995
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of this offering in connection with the distribution of the Common Stock being registered hereby, all of which are to be borne by the Registrant, are as follows:

   SEC registration fee............................................... $  7,981
   NASD filing fee....................................................    2,814
   NASD listing fee...................................................   17,500
   Accounting fees and expenses.......................................   35,000
   Legal fees and expenses............................................   90,000
   Blue Sky fees and expenses.........................................   10,000
   Transfer agent and registrar fees..................................    2,000
   Printing...........................................................   75,000
   Miscellaneous......................................................   59,705
                                                                       --------
   Total.............................................................. $300,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Pennsylvania statutory law regarding directors and officers insurance and indemnification is embodied in Subchapter D (Sections 1741 through 1750) of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"). Sections 1741 (relating to third party actions) and 1742 (relating to derivative actions) of the BCL provide that, unless otherwise restricted by its bylaws, a business corporation shall have the power to indemnity any person who is made a party to a third-party or derivative action, respectively, by reason that such person is or was a representative of the corporation. The BCL defines representative to mean a director, officer, employee or agent thereof (a "Representative"). The sections further state that the corporation is authorized to indemnify the Representative against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action. However, the Representative must have acted in good faith and with a reasonable belief that his or her actions were in the best interests, or not opposed to the best interests, of the corporation; and with respect to any criminal proceeding, the Representative must have had no reasonable cause to believe his or her conduct was unlawful.

  Section 1743 of the BCL provides mandatory indemnification for a Representative if he or she succeeds on the merits or otherwise in the defense of any claim or action. The corporation must indemnity him or her to the extent of his or her actual and reasonable expenses (including attorney's fees) in connection with the claim or action.

  Section 1746(a) states that the statutory rights of indemnification shall not be deemed exclusive of any other rights to which a person might be entitled under any bylaw, agreement, or otherwise. However, 1746(b) forbids indemnification to be made in any case where the act or failure to act giving rise to the claim is determined by a court to be willful misconduct or recklessness. A corporation may not provide indemnification in the case of willful misconduct or recklessness.

  The BCL, in Section 1747, also authorizes corporations to purchase and maintain insurance on behalf of a Representative. whether or not the corporation would have the power to indemnify him or her. Such insurance is declared to be consistent with Pennsylvania's public policy.

  Section 6.02 of the Company's By-Laws provides that a director shall not be personally liable for monetary damages for any action taken or failed to be taken unless the director has breached or failed to perform the duties of his office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. A director's criminal or tax liability is not limited by the foregoing provision.

  Section 6.03 of the Company's By-Laws requires the Company to indemnify any director or officer who is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, unless a court determines that such director or officer's conduct constituted willful misconduct or recklessness. The right to indemnification conferred by this provision includes payment of all reasonable expenses, including attorney's fees, and any liability and loss.

ITEM 16. EXHIBITS

  The following is a complete list of Exhibits filed as part of this Registration Statement;

 EXHIBIT NO.
 -----------
     1.01     Form of Underwriting Agreement
     5.01     Opinion of Buchanan Ingersoll
              Professional Corporation
    23.01     Consent of Alpern, Rosenthal & Company
    23.02     Consent of Deloitte & Touche LLP
    23.03     Consent of Alpern, Rosenthal & Company
              with respect to its report on the
              historical financial statements of the
              Virgo Optics Division of Sandoz
              Chemicals Corporation (to be filed by
              amendment)
    23.04     Consent of Buchanan Ingersoll
              Professional Corporation (included in
              Exhibit 5.01)
    24.01     Power of Attorney (Appears on
              Signature Page)

--------

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Saxonburg, Commonwealth of Pennsylvania, on September 18, 1995.

                                       II-VI INCORPORATION

                                                    /s/ Carl J. Johnson
                                       By:____________________________________

                                                       Carl J. Johnson
                                                      Chairman and Chief
                                                       Executive Officer

  KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Carl J. Johnson, Francis J. Kramer and James Martinelli, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his person's name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                        TITLE                    DATE
         ---------                        -----                    ----
PRINCIPAL EXECUTIVE OFFICER:

    /s/ Carl J. Johnson           Chairman of the Board     September 18, 1995
----------------------------   and Chief Executive Officer
      Carl J. Johnson                  and Director


   /s/ Francis J. Kramer      President and Chief Operating September 18, 1995
----------------------------      Officer and Director
     Francis J. Kramer


PRINCIPAL FINANCIAL AND
 ACCOUNTING OFFICER:

    /s/ James Martinelli        Treasurer and Director of   September 18, 1995
----------------------------     Finance and Accounting
      James Martinelli


   /s/ Richard W. Bohlen                Director            September 18, 1995
----------------------------
     Richard W. Bohlen


   /s/ Thomas E. Mistler                Director            September 18, 1995
----------------------------
     Thomas E. Mistler


 /s/ Duncan A. J. Morrison              Director            September 18, 1995
----------------------------
   Duncan A. J. Morrison


   /s/ Peter W. Sognefest               Director            September 18, 1995
----------------------------
     Peter W. Sognefest

                                 EXHIBIT INDEX

EXHIBIT NO.                                                                 REFERENCE
-----------                                                                 ---------
    1.01     Form of Underwriting Agreement                                 Filed herewith.
    5.01     Opinion of Buchanan Ingersoll Professional Corporation         Filed herewith.
   23.01     Consent of Alpern, Rosenthal & Company                         Filed herewith.
   23.02     Consent of Deloitte & Touche LLP                               Filed herewith.
   23.03     Consent of Alpern, Rosenthal & Company with respect to its     To be filed by
             report on the historical financial statements of the Virgo     amendment.
             Optics Division of Sandoz Chemicals Corporation
   23.04     Consent of Buchanan Ingersoll Professional Corporation         Filed herewith.
             (included in Exhibit 5.01)
   24.01     Power of Attorney (Appears on Signature Page)                  Filed herewith.
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